


SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C. 203 SECTION


PBIB
Porter Bancorp, Inc.


2006 Annual Report


PBI BANK

Porter Bancorp, Inc. is the holding company for PBI Bank, which serves local residents and businesses through more than a dozen offices in Louisville and other portions of central Kentucky. Our customer service-oriented operating philosophy, which features timely decision-making and locally empowered personnel, has been the cornerstone of our significant growth. Porter Bancorp's common stock is traded on the NASDAQ Global Market under the symbol "PBIB."

Reported record net income

Completed $26 million stock offering

Passed $1 billion in assets


HENRY
Pleasureville
Louisville
Lexington
KENTUCKY
EDMONSON
HART
GREEN
BUTLER
BARREN
Bowling Green
OH
Cincinnati
KY
Nashville
TN
Branch Locations

Dear Shareholders:

We recently completed the most successful year in the history of our Company. Porter Bancorp reported record earnings in 2006. Our excellent results were due to continued growth in our net interest income, improved loan quality resulting in a lower loan loss provision and aggressive cost control. Our year was also highlighted by our initial public stock offering in which we raised $26 million in new capital.

2006 KEY ACCOMPLISHMENTS

Achieved Above Peer Financial Performance

Porter Bancorp reported record net income of $14.3 million or $2.15 per share, in 2006. We benefited from strong internal growth across our markets and improved operating efficiencies resulting from our newly combined banks. Our return on equity was a strong 17.2%, including our increased capital from the initial public offering and our record earnings for the year.

At year end 2006, Porter passed the significant milestone of $1 billion in assets. Our asset growth benefited from the in-house loan origination efforts of our lending staff. Net loans increased 7.9% to a record $841.5 million, up from $804.8 million in 2005. Our return on average assets rose to a strong 1.44%.

Our asset quality remained very good at year end 2006. We experienced a decrease in loan charge-offs and a decrease in our provision for loan losses in 2006 compared with 2005.

We also reported record deposits of $861.9 million in 2006, up from 7.4% from 2005.

Consolidation Execution

Porter Bancorp was formed by the combination of separate community banks that were consolidated in 2005 and renamed to operate under the single brand of PBI Bank. The combination allowed us to focus on streamlining operations and pooling our resources to make our banks more efficient. As a result, Porter's efficiency ratio of 46.7% for 2006 is one of the best in its peer group.

Branding Initiative

Our new PBI brand name has been well received in our markets. We believe our new name provides us with excellent potential to leverage the PBI brand across our markets and further strengthen our brand.

Initial Public Offering

Our initial public offering in 2006 was a significant event for Porter Bancorp. It provided us with new capital to fund our growth and a solid base to launch our programs for developing new and existing markets.

2007 KEY STRATEGIC INITIATIVES

The key components of our strategic initiatives are as follows:

1. We plan to continue exceeding peer median performance in key financial areas such as return on average assets, return on average equity, efficiency ratios and growth metrics.

2. We plan to accelerate revenue growth and achieve earnings per share growth above our peer group.

3. We plan to execute on our growth strategy by using our resources, knowledge, judgment and skills to pursue multiple paths for Porter Bancorp. This will include generating growth organically through acquisition or through de-novo offices. We plan to increase our presence in faster growing markets by executing selective acquisitions and by continuing to recruit successful and experienced lending and product teams. We expanded our presence in Bowling Green, Kentucky, during March 2007 by recruiting an experienced lending and product team with an established customer base. We also plan to expand our retail office locations to benefit existing customers and build new banking relationships. We believe we have identified excellent office locations in Louisville, Bullitt County, and Bowling Green, Kentucky.

4. We plan to execute on our core deposit growth initiatives by growing our deposit relationships and improving our deposit mix.

5. We plan to lower our risk profile by reducing non-performing loans and charge-offs.

6. We plan to allocate capital to achieve organic growth, execute on selective acquisitions and provide returns to shareholders through dividends and stock buybacks. We believe that by investing in the future of our business, the value of our enterprise will increase.

FOCUS ON THE FUTURE

We are very excited about the future of Porter Bancorp. We believe that we have the opportunity to build shareholder value through our strategic initiatives and remain focused on executing our strategic growth plans.

Thanks for investing in Porter Bancorp, Inc. and thanks for believing in the future of our organization. We value your investment and look forward to reporting on our progress in 2007.



Maria L. Bouvette
President and Chief Executive Officer

Table of Contents

Selected Consolidated Financial Data

(Dollars in thousands except per share data)	As of and for the Years Ended December 31, 2006	2005	2004	2003	2002
Income Statement Data:					
Interest income	**$ 72,863**	$ 62,054	$ 49,947	$ 45,964	$ 46,350
Interest expense	**35,622**	25,665	19,698	19,851	22,743
Net interest income	**37,241**	36,389	30,249	26,113	23,607
Provision for loan losses	**1,405**	3,645	2,533	2,773	2,974
Non-interest income	**5,196**	5,433	4,553	4,346	4,621
Non-interest expense	**19,785**	20,047	17,725	16,570	15,601
Income before minority interest and taxes	**21,247**	18,130	14,544	11,116	9,653
Minority interest in net income of consolidated subsidiaries	**—**	1,314	898	731	499
Income before income taxes	**21,247**	16,816	13,646	10,385	9,154
Income tax expense	**6,908**	2,201	2,759	1,999	1,818
Net income	**$ 14,339**	$ 14,615	$ 10,887	$ 8,386	$ 7,336
Common Share Data (1):					
Basic and diluted earnings per share	**$ 2.15**	2.49	1.86	1.43	1.25
Cash dividends declared per share	**0.80**	1.68	1.13	1.04	0.81
Book value per share	**14.21**	11.35	11.28	10.61	10.26
Tangible book value per share	**12.45**	9.32	10.45	9.83	9.42
Balance Sheet Data (at period end):					
Total assets	**$ 1,051,006**	$ 991,481	$ 887,201	$ 767,074	$ 714,692
Debt obligations:					
FHLB advances	**47,562**	63,563	50,961	44,844	26,313
Junior subordinated debentures	**25,000**	25,000	25,000	14,000	14,000
Notes payable	**—**	9,600	100	100	800
Average Balance Data:					
Average assets	**$ 995,018**	$ 942,733	$ 829,204	$ 741,286	$ 696,608
Average loans	**814,202**	776,207	684,458	595,651	543,561
Average deposits	**810,419**	771,677	669,936	621,635	577,096
Average FHLB advances	**57,847**	54,342	53,939	29,826	31,601
Average junior subordinated debentures	**25,000**	25,000	22,200	14,000	14,000
Average notes payable	**7,329**	100	100	360	1,230
Average stockholders' equity	**83,428**	68,922	64,116	61,834	58,996
Selected Performance Ratios:					
Return on average assets	**1.44%**	1.55%	1.31%	1.13%	1.05%
Return on average equity	**17.19**	21.21	16.98	13.56	12.43
Efficiency ratio (2)	**46.68**	47.96	51.07	54.58	55.93
Net interest spread	**3.50**	3.67	3.50	3.32	3.14
Net interest margin (fully tax equivalent)	**3.97**	4.06	3.84	3.71	3.56
Asset Quality Ratios:					
Non-performing loans	**$ 8,940**	$ 7,014	$ 5,608	$ 3,546	$ 3,944
Allowance for loan losses to non-performing loans	**143.53%**	173.90%	182.97%	228.26%	169.22%
Allowance for loan losses to total loans	**1.50**	1.54	1.40	1.28	1.18
Non-performing loans to total loans	**1.05**	0.89	0.76	0.56	0.70
Capital Ratios:					
Tier 1 risk-based capital ratio	**14.32%**	10.64%	12.91%	12.79%	13.47%
Total risk-based capital ratio	**15.57**	12.01	14.23	14.04	14.65
Leverage ratio	**11.86**	8.62	10.73	10.47	10.65

(1) Common share data has been adjusted to reflect a stock split effective December 7, 2005.
(2) Efficiency ratio is computed by dividing non-interest expense by the sum of net interest income and non-interest income excluding gains (losses) on sales of securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations analyzes the consolidated financial condition and results of operations of Porter Bancorp Inc. and its wholly owned subsidiary, PBI Bank. Porter Bancorp, Inc. is a Louisville, Kentucky-based bank holding company which operates 13 full-service banking offices in nine counties through its wholly-owned subsidiary, PBI Bank. Our markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. We serve south central Kentucky from banking offices in Cumberland, Butler, Green, Hart, Edmonson and Barren Counties. Our markets have experienced annual positive deposit growth rates in recent years with the trend expected to continue for the next few years. The Bank is both a traditional community bank with a wide range of commercial and personal banking products, focusing on commercial real estate and residential real estate lending, and an innovative online bank which delivers competitive deposit products and services through an on-line banking division operating under the name of Ascencia.

In our prior two full fiscal years we have acquired two banks in Glasgow. In our July 30, 2004 acquisition of United Community Bank, we acquired $37.9 million in assets and $31.0 million in deposits and recorded $165,000 in goodwill and $431,000 in core deposit intangibles. In our January 31, 2005 acquisition of Citizens Financial Bank, we acquired $37.9 million in assets and $31.1 million in deposits and recorded $974,000 in goodwill and $189,000 in core deposit intangibles. These acquisitions established our presence in the Glasgow/Bowling Green market in south central Kentucky.

In 2005, we completed a reorganization in which we acquired the minority interests of our three partially owned bank holding companies and consolidated our five subsidiary banks under the common control of our founders into a single bank. In the reorganization, we terminated the elections by our company and our banking subsidiary to be subchapter S corporations for federal income tax purposes. As a subchapter S corporation with two shareholders, we historically paid a substantial portion of our net income as dividends to fund the tax liability our shareholders owed on our income and to provide a return on their investment. Dividends paid in 2005, our last year as a subchapter S corporation, represented 69.4% of our net income. As a C corporation, we now pay federal and state income taxes directly, but our shareholders no longer have to pay taxes on their share of our income, and we have adjusted our dividend policy accordingly. The dividends we have paid in 2006 and may pay in the future are subject to our future earnings, capital requirements, financial condition, future prospects and other factors our board of directors deems relevant.

On September 21, 2006, we completed an initial public offering of 1,550,000 shares of our common stock at an initial public offering price per share of $24.00. The aggregate purchase price of the offering was $37.2 million. The Company sold 1,250,000 newly issued shares of common stock for an aggregate purchase price of $30.0 million, and selling shareholders sold 300,000 shares of common stock for an aggregate purchase price of $7.2 million, for their own accounts. The net proceeds to us were $26.6 million after deducting total expenses of $3.4 million.

We focus on commercial and commercial real estate lending, both in markets where we have banking offices and other growing markets in our region. Commercial, commercial real estate and real estate construction loans accounted for 69.7% of our total loan portfolio as of December 31, 2006, and 68.9% as of December 31, 2005, and contributed significantly to our earnings. Commercial lending generally produces higher yields than residential lending, but requires more rigorous underwriting standards and credit quality monitoring.

We have improved our return on average equity, return on average assets and efficiency ratio during each of the last three years. In 2005, our return on average equity was 21.21%, our return on average assets was 1.55% and our efficiency ratio was 47.96%. When adjusted to reflect our reorganization, had it occurred on January 1, 2005, including the additional income tax expense we would have incurred as a result of the termination of our subchapter S corporation status, our return on average equity would have been 16.57% and our return on average assets would have been 1.21%. Our efficiency ratio was not affected by the reorganization. During the year ended December 31 2006, our return on average equity was 17.19%, our return on average assets was 1.44% and our efficiency ratio was 46.68%. While we will continue to emphasize operating efficiency and eliminate duplicative functions, we anticipate that future improvements in our operating results, if any, will likely result from our growth initiatives.

Overview of 2006

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other schedules presented elsewhere in the report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2006, we reported net income of $14.3 million compared to net income of $14.6 million for the year ended December 31, 2005. On an adjusted pro forma basis, this compares to net income of $11.4 million for 2005. Basic and diluted earnings per share were $2.15 for the year ended December 31, 2006, compared to $2.49 for 2005 and on an adjusted pro forma basis $1.80 for 2005. The pro forma adjustments, as presented in our audited consolidated statements of income, present our 2005 results as if our acquisition of minority interests in subsidiary banks and the termination of our S corporation status, which were effective on December 31, 2005, were in effect for all of 2005.

Highlights for the year ended December 31, 2006 consist of the following:

- On September 21, 2006, we successfully completed our initial public offering, issuing 1,250,000 new shares at a price to the public of $24.00 per share;
- Return on average assets and return on average equity increased to 1.44 % and 17.19 %, respectively, for the year ended December 31, 2006, compared to 1.21 % and 16.57 % for the same period in 2005 on an adjusted pro forma basis;
- Net income increased 26.0% for the year ended December 31, 2006 compared to 2005 on an adjusted pro forma basis.
- Earnings per share increased 19.4% for the year ended December 31, 2006 compared to 2005 on an adjusted pro forma basis.
- The efficiency ratio for the year ended December 31, 2006 improved to 46.68% from 47.96% over the prior year.
- Our average earning assets increased 4.6% during the year ended December 31, 2006.
- Our loan portfolio grew by $62.4 million or 7.9% and our deposits grew by $55.3 million or 6.9% during 2006. The loan portfolio also grew by 4.5% during the fourth quarter.
- We refinanced $14.0 million of junior subordinated debentures during the fourth quarter which resulted in a write-off of approximately $280,000 of unamortized debt issuance costs. This is expected to yield annual interest expense savings to offset the write-off.
- We repaid $9.5 million in debt incurred to acquire minority interests in 2005.

These items are discussed in further detail throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" Section.

Application of Critical Accounting Policies

Our accounting and reporting policies comply with GAAP and conform to general practices within the banking industry. We believe that of our significant accounting policies, the following may involve a higher degree of management assumptions and judgments that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Allowance for Loan Losses – PBI Bank maintains an allowance for loan losses believed to be sufficient to absorb probable incurred credit losses existing in the loan portfolio, and the senior loan committee evaluates the adequacy of the allowance for loan losses on a quarterly basis. We evaluate the adequacy of the allowance using, among other things, historical loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and current economic conditions. While we evaluate the allowance for loan losses, in part, based on historical losses within each loan category, estimates for losses within the commercial real estate portfolio depend more on credit analysis and recent payment performance. The allowance may be allocated for specific loans or loan categories, but the entire allowance is available for any loan that, in management's judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The methodology for allocating the allowance for loan and lease losses takes into account our increase in commercial and consumer lending. The amount of the allowance allocated to commercial loans and consumer loans is increased in response to the growth of the commercial and consumer loan portfolios and management's recognition of the higher risks and loan losses in these lending areas. We develop allowance estimates based on actual loss experience adjusted for current economic conditions. Allowance estimates are a prudent measurement of the risk in the loan portfolio which we apply to individual loans based on loan type. If the mix and amount of future charge-off percentages differ significantly from those assumptions used by management in making its determination, we may be required to materially increase our allowance for loan losses and provision for loan losses and adversely affect our results.

Goodwill and Intangible Assets – We test goodwill and intangible assets that have indefinite useful lives for impairment at least annually and more frequently if circumstances indicate their value may not be recoverable. We test goodwill for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit. If the fair value, net of goodwill, exceeds book value, then goodwill is not considered to be impaired. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets to their carrying values. Other identifiable intangible assets that are subject to amortization are amortized on an accelerated basis over the years expected to be benefited, which we believe is 10 years. We review these amortizable intangible assets for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value to carrying value. Based on the annual goodwill impairment test as of December 31, 2006, management does not believe any of the goodwill is impaired as of that date. While management believes no impairment existed at December 31, 2006 under accounting standards applicable at that date, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the impairment evaluation and financial condition or future results of operations.

Stock-based Compensation – We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R) "Share-Based Payment (Revised 2004)," on January 1, 2006. Among other things, SFAS No. 123(R) eliminates the ability to account for stock-based compensation using the intrinsic value based method of accounting and requires that such transactions be recognized as compensation expense in the income statement based on their fair values on the date of the grant. SFAS No. 123(R) requires that management make assumptions including stock price volatility and employee turnover that are utilized to measure compensation expense. We estimate the fair value of stock options granted at the date of grant using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, such as volatility, risk-free interest rates and dividend pay-out rates.

Valuation of Deferred Tax Asset –A majority of our deferred tax assets were created in connection with the conversion of the Company and the surviving bank subsidiary from Subchapter S corporations to Subchapter C corporations for federal income tax purposes. We evaluate deferred tax assets quarterly. We will realize this asset to the extent it is profitable or carry back tax losses to periods in which we paid income taxes. Our determination of the realization of the deferred tax asset will be based upon management's judgment of various future events and uncertainties, including the timing and amount of future income we will earn and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes we will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact the tax liabilities and resulting provisions for income taxes.

Results of Operations

The following table summarizes components of income and expense and the change in those components for 2006 compared with 2005:

	For the Years Ended December 31,		Change from Prior Period	
	2006	2005	Amount	Percent
	(dollars in thousands)			
Gross interest income	$ 72,863	$ 62,054	$ 10,809	17.4%
Gross interest expense	35,622	25,665	9,957	38.8
Net interest income	37,241	36,389	852	2.3
Provision for credit losses	1,405	3,645	(2,240)	(61.4)
Non-interest income	5,146	5,414	(268)	(5.0)
Gain on sale of securities	50	19	31	163.2
Non-interest expense	19,785	20,047	(262)	(1.3)
Net income before taxes	21,247	18,130	3,117	17.2
Minority interest (1)	—	1,314	(1,314)	(100.0)
Income tax expense	6,908	2,201	4,707	213.9
Net income	14,339	14,615	(276)	(1.9)

(1) We acquired the minority interests in a subsidiary bank holding company in the December 31, 2005 reorganization.

Net income of $14.3 million for the year ended December 31, 2006 decreased $276,000, or 1.9%, from $14.6 million for 2005. This decrease in earnings was primarily attributable to increased income tax expense. Income tax expense increased $4.7 million, or 213.9%, for the year ended December 31, 2006 in comparison with 2005 resulting from our change to C corporation status effective December 31, 2005. This was partially offset by lower provision for loan losses expense and decreased non-interest expense. Provision for loan losses expense decreased $2.2 million, or 61.5%, in comparison to 2005 as a result of our current assessment of borrowers' ability to repay and our collateral positions related to impaired and non-performing loans. Non-interest expense decreased $262,000, or 1.3%, in comparison to 2005 as a result of an increase in the deferral of direct loan origination costs and reduced employee benefit costs resulting from a change in our group health benefits plan that went into effect July 1, 2006. These decreases in non-interest expense were partially offset by increased advertising costs associated with our new advertising campaign launched in 2006.

The following table summarizes components of income and expense and the change in those components for 2005 compared with 2004:

	For the Years Ended December 31,		Change from Prior Period	
	2005	2004	Amount	Percent
	(dollars in thousands)			
Gross interest income	$ 62,054	$ 49,947	$ 12,107	24.2%
Gross interest expense	25,665	19,698	5,967	30.3
Net interest income	36,389	30,249	6,140	20.3
Provision for credit losses	3,645	2,533	1,112	43.9
Non-interest income	5,414	4,455	959	21.5
Gain on sale of securities	19	98	(79)	(80.6)
Non-interest expense	20,047	17,725	2,322	13.1
Net income before taxes	18,130	14,544	3,586	24.7
Minority interest (1)	1,314	898	416	46.3
Income tax expense	2,201	2,759	(558)	(20.2)
Net income	14,615	10,887	3,728	34.2

(1) We acquired the minority interests in a subsidiary bank holding company in the December 31, 2005 reorganization.

Net income for 2005 resulted in a return on average assets of 1.55% and a return on average equity of 21.21% compared with a return on average assets of 1.31% and a return on average equity of 16.98% for the year ended December 31, 2004.

The increase in earnings between periods was primarily attributable to a $6.1 million increase in net interest income due to growth in our loan portfolio, rising yields on our loans and increases in non-interest income of $959,000. These improvements were partially offset by a $1.1 million increase in the provision for loan losses due primarily to growth in our loan portfolio and by a $2.3 million increase in non-interest expense that was principally due to planned increases in personnel.

Net Interest Income – Our net interest income was $37.2 million for the year ended December 31, 2006, an increase of $852,000, or 2.3%, compared with $36.4 million for the same period in 2005. Net interest spread and margin were 3.50% and 3.97%, respectively, for 2006, compared with 3.67% and 4.06%, respectively, for 2005. The increase in net interest income was primarily the result of higher loan volume, but was partially offset by the reduction in net interest margin due to the flattening yield curve between periods. The increase of $38.0 million in average loans for 2006, compared to the same period in 2005, was due to organic growth in our loan portfolio.

Our average interest-earning assets were $946.3 million for 2006, compared with $904.5 million for 2005, a 4.6% increase primarily attributable to loan growth. Average loans were $814.2 million for 2006, compared with $776.2 million for 2005, a 4.9% increase. Our total interest income increased 17.4% to $72.9 million for 2006, compared with $62.1 million for 2005. The change was due to a combination of higher interest rates and higher loan volume.

Our average interest-bearing liabilities also increased by 5.5% to $839.6 million for 2006, compared with $795.5 million for 2006. Our total interest expense increased by 38.8% to $35.6 million for 2006, compared with $25.7 million during 2005, due primarily to an increase in the volume of, and higher interest rates paid on, certificates of deposit. Our average volume of certificates of deposit increased 11.7% to $634.9 million for 2006, compared with $568.4 million for 2005. The average interest rate paid on certificates of deposits increased to 4.40% for 2006, compared with 3.40% for 2005. The increase in cost of funds was the result of the continued re-pricing of certificates of deposit at maturity at higher interest rates. Certificate of deposit volume increases also reflect increased interest rates. Going forward, management expects cost of funds to continue to increase as the general market deposit rates have become increasingly competitive with the upward trend in interest rates.

Our net interest income was $36.4 million for the year ended December 31, 2005, an increase of $6.2 million, or 20.5%, compared with $30.2 million for the same period in 2004. Net interest spread and margin were 3.67% and 4.06%, respectively, for 2005, compared with 3.50% and 3.84%, respectively, for 2004. These increases were primarily the result of higher loan volume as well as higher interest rates on our loan portfolio. The increase of $88.6 million in average loans for 2005, compared to the same period in 2004, was due to both internal loan growth and our acquisition of Citizens Financial Bank.

Our average interest-earning assets were $904.5 million for 2005, compared with $794.9 million for 2004, a 13.8% increase primarily attributable to both internal loan growth and our acquisition of Citizens Financial Bank. Average loans were $776.2 million for 2005, compared with $684.5 million for 2004, a 13.4% increase. Due primarily to increased volumes in our loan portfolio, our total interest income increased by 24.4% to $62.1 million for 2005, compared with $49.9 million for 2004. We also experienced higher interest rates and higher loan volume.

Our average interest-bearing liabilities also increased by 13.9% to $795.5 million for 2005, compared with $698.6 million for 2004. Our total interest expense increased by 30.5% to $25.7 million for 2005, compared with $19.7 million during 2004, due primarily to an increase in the volume of, and higher interest rates paid on, certificates of deposit. Our average volume of certificates of deposit increased 14.6% to $568.4 million for 2005, compared with $496.1 million for 2004. The average interest rate paid on certificates of deposits increased to 3.40% for 2005, compared with 3.14% for 2004. The increase in cost of funds was the result of the continued re-pricing of certificates of deposit at maturity at higher interest rates.

Average Balance Sheets

The following table sets forth the average daily balances, the interest earned or paid on such amounts, and the weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities for the periods indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented.

	For the Years Ended December 31,					
	2006			2005		
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)					
ASSETS						
Interest-earning assets:						
Loans receivables (1)(2)						
Real estate	$ 715,074	$ 58,359	8.16%	$ 678,509	$ 49,017	7.22%
Commercial	55,047	4,483	8.14	50,434	3,829	7.59
Consumer	29,955	2,743	9.16	32,114	2,858	8.90
Agriculture	12,878	1,142	8.87	13,677	1,095	8.01
Other	1,248	59	4.73	1,473	59	4.01
U.S. Treasury and agencies	19,630	746	3.80	18,886	701	3.71
Mortgage-backed securities	56,197	2,606	4.64	61,383	2,529	4.12
State and political subdivision securities (3)	16,789	703	6.34	15,499	661	6.46
State and political subdivision securities	836	46	5.50	—	—	—
Corporate bonds	2,374	155	6.53	3,364	223	6.63
FHLB stock	8,661	504	5.82	8,199	410	5.00
Other equity securities	3,442	155	4.50	3,688	163	4.42
Federal funds sold	18,629	887	4.76	15,110	455	3.01
Interest-bearing deposits in other financial institutions	5,568	275	4.94	2,151	54	2.51
Total interest-earning assets	946,328	72,863	7.74%	904,487	62,054	6.90%
Less: Allowance for loan losses	(12,695)			(11,968)		
Non-interest-earning assets	61,385			50,214		
Total assets	$ 995,018			$ 942,733		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest-bearing liabilities						
Certificates of deposit and other time deposits	$ 634,919	$ 27,940	4.40%	$ 568,353	$ 19,320	3.40%
NOW and money market deposits	87,267	2,060	2.36	112,719	2,164	1.92
Savings accounts	23,455	211	0.90	26,210	150	0.57
Federal funds purchased and repurchase agreements	3,816	153	4.01	8,810	308	3.50
FHLB advances	57,847	2,710	4.68	54,342	2,056	3.78
Junior subordinated debentures	25,000	2,117	8.47	25,000	1,661	6.64
Other borrowing	7,329	431	5.88	100	6	6.00
Total interest-bearing liabilities	839,633	35,622	4.24%	795,534	25,665	3.23%
Non-interest-bearing liabilities						
Non-interest-bearing deposits	64,778			64,395		
Minority interest in unconsolidated subsidiaries	—			8,465		
Other liabilities	7,179			5,417		
Total liabilities	911,590			873,811		
Stockholders' equity	83,428			68,922		
Total liabilities and stockholders' equity	$ 995,018			$ 942,733		
Net interest income		$ 37,241			$ 36,389	
Net interest spread			3.50%			3.67%
Net interest margin			3.97%			4.06%
Ratio of average interest-earning assets to average interest-bearing liabilities			112.71%			113.70%

(1) Includes loan fees in both interest income and the calculation of yield on loans.
(2) Calculations include non-accruing loans in average loan amounts outstanding.
(3) Taxable equivalent yields are calculated assuming a 34% federal income tax rate.

	For the Years Ended December 31,					
	2005			2004		
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)					
ASSETS						
Interest-earning assets:						
Loans receivables (1)(2)						
Real estate	$ 678,509	$ 49,017	7.22%	$ 598,854	$ 39,341	6.57%
Commercial	50,434	3,829	7.59	41,076	2,863	6.97
Consumer	32,114	2,858	8.90	31,295	2,753	8.80
Agriculture	13,677	1,095	8.01	11,336	797	7.03
Other	1,473	59	4.01	1,897	88	4.64
U.S. Treasury and agencies	18,886	701	3.71	4,435	166	3.74
Mortgage-backed securities	61,383	2,529	4.12	58,281	2,306	3.96
State and political subdivision securities (3)	15,499	661	6.46	12,632	564	6.76
Corporate bonds	3,364	223	6.63	4,740	308	6.50
FHLB stock	8,199	410	5.00	7,401	305	4.12
Other equity securities	3,688	163	4.42	3,957	224	5.66
Federal funds sold	15,110	455	3.01	17,611	205	1.16
Interest-bearing deposits in other financial institutions	2,151	54	2.51	1,398	27	1.93
Total interest-earning assets	904,487	62,054	6.90%	794,913	49,947	6.32%
Less: Allowance for loan losses	(11,968)			(9,363)		
Non-interest-earning assets	50,214			43,654		
Total assets	$ 942,733			$ 829,204		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest-bearing liabilities						
Certificates of deposit and other time deposits	$ 568,353	$ 19,320	3.40%	$ 496,061	$ 15,558	3.14%
NOW and money market deposits	112,719	2,164	1.92	93,367	1,244	1.33
Savings accounts	26,210	150	0.57	25,507	144	0.56
Federal funds purchased and repurchase agreements	8,810	308	3.50	7,387	147	1.99
FHLB advances	54,342	2,056	3.78	53,939	1,472	2.73
Junior subordinated debentures	25,000	1,661	6.64	22,200	1,129	5.09
Other borrowing	100	6	6.00	100	4	4.00
Total interest-bearing liabilities	795,534	25,665	3.23%	698,561	19,698	2.82%
Non-interest-bearing liabilities						
Non-interest-bearing deposits	64,395			55,001		
Minority interest in unconsolidated subsidiaries	8,465			7,776		
Other liabilities	5,417			3,750		
Total liabilities	873,811			765,088		
Stockholders' equity	68,922			64,116		
Total liabilities and stockholders' equity	$ 942,733			$ 829,204		
Net interest income		$ 36,389			$ 30,249	
Net interest spread			3.67%			3.50%
Net interest margin			4.06%			3.84%
Ratio of average interest-earning assets to average interest-bearing liabilities			113.70%			113.79%

(1) Includes loan fees in both interest income and the calculation of yield on loans.
(2) Calculations include non-accruing loans in average loan amounts outstanding.
(3) Taxable equivalent yields are calculated assuming a 34% federal income tax rate.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (changes in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Year Ended December 31, 2006 vs. 2005			Year Ended December 31, 2005 vs. 2004		
	Increase (decrease) due to change in			Increase (decrease) due to change in		
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(in thousands)					
Interest-earning assets:						
Loan receivables	$ 7,048	$ 2,880	$ 9,928	$ 4,532	$ 6,484	$ 11,016
U.S. Treasury and agencies	17	28	45	(1)	536	535
Mortgage-backed securities	301	(224)	77	97	126	223
State and political subdivision securities	(2)	90	88	(24)	121	97
Corporate bonds	(3)	(65)	(68)	6	(91)	(85)
FHLB stock	70	24	94	70	35	105
Other equity securities	3	(11)	(8)	(47)	(14)	(61)
Federal funds sold	308	124	432	274	(24)	250
Interest-bearing deposits in other financial institutions	83	138	221	9	18	27
Total increase (decrease) in interest income	7,825	2,984	10,809	4,916	7,191	12,107
Interest-bearing liabilities:						
Certificates of deposit and other time deposits	6,168	2,452	8,620	1,374	2,388	3,762
NOW and money market accounts	441	(545)	(104)	626	294	920
Savings accounts	78	(17)	61	2	4	6
Federal funds purchased and repurchase agreements	40	(195)	(155)	129	32	161
FHLB advances	514	140	654	573	11	584
Junior subordinated debentures	456	—	456	377	155	532
Other borrowings	—	425	425	2	—	2
Total increase (decrease) in interest expense	7,697	2,260	9,957	3,083	2,884	5,967
Increase (decrease) in net interest income	$ 128	$ 724	$ 852	$ 1,833	$ 4,307	$ 6,140

Non-Interest Income – The following table presents for the periods indicated the major categories of non-interest income:

	For the Years Ended December 31,		
	2006	2005	2004
	(in thousands)		
Service charges on deposit accounts	$ 2,537	$ 2,827	$ 2,618
Gains on sales of government guaranteed loans, net	152	628	58
Gains on sales of loans originated for sale	284	—	—
Gains on sales of other assets, net	4	46	337
Gains on sales of investment securities, net	50	19	98
Other	2,169	1,913	1,442
Total non-interest income	$ 5,196	$ 5,433	$ 4,553

Non-interest income decreased by $237,000 to $5.2 million for 2006 compared with $5.4 million for 2005. Our non-interest income declined due to a decrease in gains on sales of government guaranteed loans of $476,000, or 75.8% for 2006 to $152,000 compared to 2005. This decrease reflects the cyclical nature of the premium recognition on government guaranteed loan originations and the timing on when these loans are closed and sold. We also experienced a decline in our service charges on deposit accounts due to a change in product fee structures during the second half of the year that we believe will make certain products more competitive, thereby increasing product sales over time. Service charges on deposit accounts decreased $290,000 or 10.3% for 2006 to $2.5 million compared to 2005. These decreases were partially offset by increased income from gains on sales of loans originated for sale and fees received from brokering long-term home loans to the secondary market through our mortgage division, which we acquired in January 2006. Gains on sales of loans originated for sale and broker fees received were $637,000 for 2006 compared to $292,000 in 2005.

Non-interest income increased by $880,000 to $5.4 million for 2005 compared with 2004. During 2005 we earned $628,000 from the sale of government guaranteed loans compared with $58,000 during 2004 due to greater emphasis on guaranteed lending, as previously described. Our non-interest income also increased as a result of the acquisition of Citizens Financial Bank in January 2005 and the full-year effect of our United Community Bank acquisition in July 2004. We also recognized $43,000 of net gains on sales of fixed assets during the year.

Non-interest Expense – The following table presents the major categories of non-interest expense:

	For the Years Ended December 31,		
	2006	2005	2004
		(in thousands)	
Salary and employee benefits	$ 11,432	$ 11,489	$ 9,783
Occupancy and equipment	2,474	2,692	2,784
State franchise tax	1,074	993	980
Professional fees	622	1,132	744
Communications	511	527	535
Postage and delivery	508	486	422
Office supplies	462	381	371
Advertising	645	362	239
Loss on early extinguishment of debt	280	—	—
Other real estate owned expense	249	190	249
Other	1,528	1,795	1,618
Total non-interest expense	$ 19,785	$ 20,047	$ 17,725

Non-interest expense for the year ended December 31, 2006 of $19.8 million represented a 1.3% decrease from $20.0 million for the same period last year. Salaries and employee benefits are the largest component of non-interest expense. This expense was largely unchanged from 2006 to 2005 as cost of living wage increases, the planned addition of lending staff, and expenses associated with the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, were offset by efficiencies realized from earlier consolidation efforts and decreases in our group benefit health insurance costs.

Occupancy expense declined $218,000 or 8.1% to $2.5 million in 2006 from $2.7 million in 2005. Professional fees declined $510,000 or 45.1% to $622,000 in 2006 from $1,132,000 in 2005. Reductions in these costs are attributable to savings and efficiencies gained from our reorganization in late 2005.

Non-interest expense savings were partially offset by increases in state franchise taxes and advertising expenses. State franchise taxes are based primarily on average capital levels. These taxes increased 8.2% from 2005 to 2006 as our capital grew. Advertising expenses increased $283,000 or 78.2% to $645,000 in 2006 from $362,000 in 2005. We increased our advertising expenditures in connection with branding the bank's new name, PBI Bank, Inc.

A loss on early extinguishment of debt for $280,000 was recognized in connection with re-financing $14.0 million of our junior subordinated debentures. We expect to realize annual interest expense savings to offset this write-off.

Non-interest expense increased $2.3 million, or 13.1%, to $20.0 million for 2005 compared with 2004. The primary factors impacting non-interest expense were our acquisition of Citizens Financial Bank in January 2005 and the full-year effect of our United Community Bank acquisition in July 2004. Non-interest expense attributed to the acquired operations was $1.9 million for 2005 compared with $698,000 for 2004. Other factors impacting non-interest expense include additional operating and employee compensation expenses relating to planned growth in our lending staff and an average 3% cost of living increase for our employees. Employee compensation and benefits, the largest component of non-interest expense, increased $1.7 million, or 17.4%, during 2005. Our efficiency ratio was 47.96% for 2005 compared with 51.07% for 2004. The improved results are attributable to our continued efforts to maintain low operating expenses coupled with our improved net interest income and non-interest income.

Income Tax Expense – Income tax expense was $6.9 million for 2006 compared with $2.2 million for 2005 and $2.8 million for 2004. Our company and certain of its former subsidiaries were subchapter S corporations. As such, they were not historically subject to federal income tax at the corporate level, while certain other of our subsidiaries were subject to federal income tax in prior years. After 2005, all of our net income and all of the net income of our wholly owned subsidiary, PBI Bank, are subject to federal income tax.

On December 31, 2005, when the Subchapter S elections were voluntarily terminated, certain deferred tax assets and liabilities were reinstated, effectively reducing 2005 income tax expense by $1.5 million. Income tax expense would have increased approximately $4.0 million for 2005 and approximately $2.2 million for the year ended December 31, 2004, had our company and our bank subsidiaries that were subchapter S corporations been subject to federal income tax during those periods.

Analysis of Financial Condition

Total assets at December 31, 2006 were $1.05 billion compared with $991.5 million at December 31, 2005, an increase of $59.5 million or 6.0%. This increase was primarily attributable to an increase of $61.8 million in net loans from organic loan growth. The increase was partially offset by an $8.9 million decrease in securities available for sale.

Total assets at December 31, 2005 increased to $991.5 million compared with $887.2 million at December 31, 2004, an increase of $104.3 million. The increase was primarily related to an increase in net loans receivable of $55.9 million, an increase in goodwill and other intangibles of $9.4 million, an increase in federal funds sold of $26.8 million and an increase in investment securities of $14.5 million. We acquired $37.9 million of assets, including $26.9 million of loans, in our January 2005 acquisition of Citizens Financial Bank. The growth in investment securities, loans, and federal funds sold was principally funded with deposits, which increased by $88.0 million. Increased goodwill and other intangibles resulted from the acquisition of the minority interests in connection with our reorganization.

Loans Receivable – Loans receivable increased $62.4 million or 7.9% during the year ended December 31, 2006 to $854.4 million. Our commercial, commercial real estate, and real estate construction portfolios increased by an aggregate of $49.6 million or 9.1% during 2006 and comprised 69.7% of the total loan portfolio at December 31, 2006.

Loans receivable increased $57.8 million or 7.9% to $792.0 million at December 31, 2005 compared with $734.2 million at December 31, 2004. We acquired $26.9 million of loans in our acquisition of Citizens Financial Bank. Our commercial, commercial real estate, and real estate construction portfolios increased $48.3 million, or 9.7%, to $545.8 million at December 31, 2005. At December 31, 2005, these loans comprised 68.9% of the total loan portfolio compared with 67.8% of the loan portfolio at December 31, 2004.

Loan Portfolio Composition – The following table presents a summary of the loan portfolio at the dates indicated, net of deferred loan fees, by type. There are no foreign loans in our portfolio and other than the categories noted, there is no concentration of loans in any industry exceeding 10% of total loans.

	As of December 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(dollars in thousands)			
Type of Loan:				
Real estate:				
Commercial	$ 324,354	37.96%	$ 305,099	38.52%
Construction	211,973	24.81	190,080	24.00
Residential	195,591	22.89	177,683	22.44
Home equity	19,099	2.24	22,707	2.87
Commercial	59,113	6.92	50,626	6.39
Consumer	29,709	3.48	30,808	3.89
Agriculture	13,436	1.57	13,625	1.72
Other	1,092	0.13	1,323	0.17
Total loans	$ 854,367	100.00%	$ 791,951	100.00%

	As of December 31,					
	2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)					
Type of Loan:						
Real estate:						
Commercial	$ 306,980	41.81%	$ 267,870	42.28%	$ 258,647	45.69%
Construction	142,359	19.39	105,061	16.58	69,691	12.31
Residential	169,529	23.09	161,013	25.41	143,603	25.37
Home equity	19,662	2.68	16,567	2.61	13,921	2.46
Commercial	48,152	6.56	38,802	6.12	37,535	6.63
Consumer	34,353	4.68	31,529	4.98	30,975	5.47
Agriculture	11,700	1.59	10,844	1.71	10,558	1.87
Other	1,446	0.20	1,972	0.31	1,117	0.20
Total loans	$ 734,181	100.00%	$ 633,658	100.00%	$ 566,047	100.00%

Our lending activities are subject to a variety of lending limits imposed by state and federal law. PBI Bank's secured legal lending limit to a single borrower was approximately $23.6 million at December 31, 2006.

At December 31, 2006, we had seven loan relationships with aggregate extensions of credit in excess of $10 million. These loans are performing as agreed and we believe they are adequately collateralized.

As of December 31, 2006, we had $21.9 million of participations in real estate loans purchased from, and $99.8 million of participations in real estate loans sold to, other banks. As of December 31, 2005, we had $18.9 million of participations in real estate loans purchased from, and $74.1 million of participations in real estate loans sold to, other banks.

Our loan participation totals include participations in real estate loans purchased from and sold to two affiliate banks, The Peoples Bank, Mt. Washington and The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter and his brother, William G. Porter, each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky. J. Chester Porter, William G. Porter and our president and chief executive officer, Maria L. Bouvette, serve as directors of The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter owns an interest of 38.6% and his brother, William G. Porter, owns an interest of 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky. J. Chester Porter and Maria L. Bouvette, serve as directors of The Peoples Bank, Mount Washington. We have entered into management services agreements with each of these banks. Each agreement provides that our executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. Maria Bouvette also serves as chief financial officer of each of the banks. We receive a $4,500 monthly fee from The Peoples Bank, Taylorsville and a $2,500 a monthly fee from The Peoples Bank, Mount Washington for these services.

As of December 31, 2006, we had $4.1 million of participations in real estate loans purchased from, and $12.9 million of participations in real estate loans sold, to these affiliate banks. As of December 31, 2005, we had $8.4 million of participations in real estate loans purchased from, and $15.3 million of participations in real estate loans sold to, these affiliate banks.

Loan Maturity Schedule – The following table sets forth information at December 31, 2006, regarding the dollar amount of loans, net of deferred loan fees, maturing in the loan portfolio based on their contractual terms to maturity:

	As of December 31, 2006			
	Maturing Within One Year	Maturing 1 through 5 Years	Maturing Over 5 Years	Total Loans
	(dollars in thousands)			
Loans with fixed rates:				
Real estate:				
Commercial	$ 13,960	$ 88,866	$ 10,757	$ 113,583
Construction	14,572	10,588	1,239	26,399
Residential	20,595	57,730	58,699	137,024
Home equity	—	52	268	320
Commercial	10,278	10,400	823	21,501
Consumer	6,620	18,712	1,550	26,882
Agriculture	3,471	2,828	34	6,333
Other	639	400	—	1,039
Total fixed rate loans	$ 70,135	$ 189,576	$ 73,370	$ 333,081
Loans with floating rates:				
Real estate:				
Commercial	$ 47,601	$ 84,832	$ 78,338	$ 210,771
Construction	115,905	66,148	3,521	185,574
Residential	14,704	17,278	26,585	58,567
Home equity	248	2,730	15,801	18,779
Commercial	24,006	7,074	6,532	37,612
Consumer	1,950	607	270	2,827
Agriculture	4,876	1,613	614	7,103
Other	—	—	53	53
Total floating rate loans	$ 209,290	$ 180,282	$ 131,714	$ 521,286

Non-Performing Assets – Non-performing assets consist of certain restructured loans for which interest rate or other terms have been renegotiated, loans past due 90 days or more still on accrual, loans on which interest is no longer accrued, real estate acquired through foreclosure and repossessed assets. Loans, including impaired loans, are placed on non-accrual status when they become past due 90 days or more as to principal or interest, unless they are adequately secured and in the process of collection. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. Loans are reviewed on a regular basis and normal collection procedures are implemented when a borrower fails to make a required payment on a loan. If the delinquency on a mortgage loan exceeds 90 days and is not cured through normal collection procedures or an acceptable arrangement is not worked out with the borrower, we institute measures to remedy the default, including commencing a foreclosure action. Consumer loans generally are charged off when a loan is deemed uncollectible by management and any available collateral has been disposed of. Commercial business and real estate loan delinquencies are handled on an individual basis by management with the advice of legal counsel.

Interest income on loans is recognized on the accrual basis except for those loans placed on non-accrual status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful, which typically occurs after the loan becomes 90 days delinquent. When interest accrual is discontinued, existing accrued interest is reversed and interest income is subsequently recognized only to the extent cash payments are received.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold. New and used automobile, motorcycle and all terrain vehicles acquired as a result of foreclosure are classified as repossessed assets until they are sold. When such property is acquired it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value. Any write-down of the property at the time of acquisition is charged to the allowance for loan losses. Subsequent gains and losses are included in non-interest income and non-interest expense.

The following table sets forth information with respect to non-performing assets as of the dates indicated:

	As of December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Past due 90 days or more still on accrual	$ 2,010	$ 1,969	$ 1,329	$ 1,424	$ 1,911
Loans on non-accrual status	6,930	5,045	4,279	2,122	2,033
Total non-performing loans	8,940	7,014	5,608	3,546	3,944
Real estate acquired through foreclosure	2,415	1,781	1,667	2,166	8,185
Other repossessed assets	9	1	27	166	371
Total non-performing assets	$ 11,364	$ 8,796	$ 7,302	$ 5,878	$ 12,500
Non-performing loans to total loans	1.05%	0.89%	0.76%	0.56%	0.70%
Non-performing assets to total loans	1.33%	1.11%	0.99%	0.93%	2.21%

Interest income that would have been earned on non-performing loans was $437,000, $266,000 and $143,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Interest income recognized on accruing non-performing loans was $34,000, $18,000, and $7,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Past due loans increased $41,000 from December 31, 2005 to December 31, 2006. Non-accrual loans increased $1.9 million from December 31, 2005 to December 31, 2006. This increase was primarily attributable to three residential construction loans and five related commercial loans. Management believes these loans are well secured and has begun the appropriate collection actions to resolve them.

Allowance for Loan Losses – The allowance for loan losses is based on management's continuing review and evaluation of individual loans, loss experience, current economic conditions, risk characteristics of various categories of loans and such other factors that, in management's judgment, require current recognition in estimating loan losses.

The following table sets forth an analysis of loan loss experience as of and for the periods indicated:

	As of December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Balances at beginning of period	$ 12,197	$ 10,261	$ 8,094	$ 6,674	$ 5,880
Loans charged-off:					
Real estate	467	1,411	253	460	409
Commercial	132	1,117	495	541	1,418
Consumer	436	519	552	477	442
Agriculture	1	—	—	—	—
Other	—	37	14	13	16
Total charge-offs	1,036	3,084	1,314	1,491	2,285
Recoveries:					
Real estate	59	246	22	35	27
Commercial	121	222	38	37	14
Consumer	83	100	55	62	63
Agriculture	3	—	—	—	—
Other	—	—	1	4	1
Total recoveries	266	568	116	138	105
Net charge-offs	770	2,516	1,198	1,353	2,180
Provision for loan losses	1,405	3,645	2,533	2,773	2,974
Balance acquired in bank acquisition	—	807	832	—	—
Balance at end of period	12,832	$ 12,197	$ 10,261	$ 8,094	$ 6,674
Allowance for loan losses to total loans	1.50%	1.54%	1.40%	1.28%	1.18%
Net charge-offs to average loans outstanding	0.09%	0.32%	0.18%	0.23%	0.40%
Allowance for loan losses to total non-performing loans	143.53%	173.90%	187.97%	228.26%	169.22%

Our allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses in comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific allowance is required. A loan is considered impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of the loan agreement. Once a loan has been identified as impaired, management measures impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting By Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." When management's measured value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on management's current evaluation of our loss exposure for each credit, given the payment status, financial condition of the borrower and value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve and unallocated allowance calculations described below. Changes in specific reserves from period to period are the result in changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors.

The allowance for loan losses represents management's estimate of the amount necessary to provide for known and inherent losses in the loan portfolio in the normal course of business. Due to the uncertainty of risks in the loan portfolio, management's judgment of the amount of the allowance necessary to absorb loan losses is approximate. The allowance for loan losses is also subject to regulatory examinations and determination by the regulatory agencies as to its adequacy in comparison with peer institutions.

We make specific allowances for each impaired loan based on its type and classification as discussed above. We also maintain a general reserve for each loan type in the loan portfolio. In determining the amount of the general reserve portion of our allowance for loan losses, management considers factors such as our historical loan loss experience, the growth, composition and diversification of our loan portfolio, current delinquency levels, the results of recent regulatory examinations and general economic conditions. Based on these factors we apply estimated percentages to the various categories of loans, not including any loan that has a specific allowance allocated to it, based on our historical experience, portfolio trends and economic and industry trends. This information is used by management to set the general reserve portion of the allowance for loan losses at a level it deems prudent.

Our emphasis on continued growth of our loan portfolio through the origination of construction, commercial mortgage and 1-4 family residential loans has been one of the more significant factors we have taken into account in evaluating the general portion of our allowance for loan losses.

Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic and business conditions and credit quality trends, we have established an unallocated portion of the allowance for loan losses based on our evaluation of these risks. The unallocated portion of our allowance is determined based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, types of collateral securing our loans, the experience level of our lending officers and staff, the quality of our credit risk management and the results of independent third party reviews of our classification of credits. Due to the relative stability of many of the factors listed above, the unallocated portion of our allowance for loan losses as a percentage of the total allowance has remained consistent over the periods presented. As of December 31, 2006 and 2005, the unallocated portions of the allowance for loan losses were $609,000, or 4.7% of the total allowance, and $568,000, or 4.7% of the total allowance, respectively.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to our board of directors, indicating any change in the allowance for loan losses since the last review and any recommendations as to adjustments in the allowance for loan losses.

This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change. We used the same methodology and generally similar assumptions in assessing the allowance for both comparison periods. We decreased the allowance for loan losses as a percentage of loans outstanding to 1.50% at December 31, 2006 from 1.54% at December 31, 2005. The level of the allowance is based on estimates and the ultimate losses may vary from these estimates.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans categorized as watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for loan losses.

In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower's ability to repay, the borrower's repayment history and the current delinquent status. As a result of this process, loans are categorized as special mention, substandard or doubtful.

Loans classified as "special mention" do not have all of the characteristics of substandard or doubtful loans. They have one or more deficiencies which warrant special attention and which corrective action, such as accelerated collection practices, may remedy.

Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the repayment of the debt as contractually agreed. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected.

Loans classified as "doubtful" are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

Once a loan is deemed impaired or uncollectible as contractually agreed, the loan is charged-off either partially or in-full against the allowance for loan losses, based upon the expected future cash flows discounted at the loan's effective interest rate, or the fair value of collateral with respect to collateral-based loans.

During the evaluation of the loan portfolio, any loans that are not classified or rated special mention are referred to as "pass" loans.

As of December 31, 2006, we had $22.4 million of loans classified as substandard, $878,000 classified as doubtful, $1.7 million classified as special mention and none classified as loss. This compares with $27.6 million of loans classified as substandard, $626,000 classified as doubtful, $3.9 million classified as special mention and none classified as loss as of December 31, 2005. The $5.2 million decrease in loans classified as substandard is primarily attributable to the natural progression of classified credits back to acceptable performance standards, and hence upgraded to watch or pass, or through the workout phase and ultimate collection via foreclosure, liquidation of collateral, or charge-off. We continue to monitor these credits regularly. As of December 31, 2006, we had specific allocations of $3.1 million in the allowance for loan losses related to these classified loans.

We recorded a provision for loan losses of $1.4 million for the year ended December 31, 2006, compared with $3.6 million for 2005 and $2.5 million for 2004. The total allowance for loan losses was $12.8 million or 1.50% of total loans at December 31, 2006, compared with $12.2 million or 1.54% of total loans at December 31, 2005, and $10.3 million or 1.40% of total loans at December 31, 2004. The increased allowance is primarily due to increases in our loan portfolio of $62.4 million from December 31, 2005 to December 31, 2006 and $57.8 million from December 31, 2004 to December 31, 2005. Net charge-offs were $770,000 for the year ended December 31, 2006 compared with $2.5 million for 2005 and $1.2 million for 2004. In connection with our reorganization and the consolidation of our loan review processes at the end of 2005, we conducted a thorough review of our loan portfolio, resulting in an increase in charge-offs and an increased provision for loan losses.

We acquired a financial institution in each of 2004 and 2005 and applied generally accepted accounting principles in connection with these acquisitions. More specifically, we applied the provisions of Statement of Position 03-3: "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" to the 2005 transaction. We identified no substantial loan or homogenous group of loans having evidence of deterioration of credit quality as defined by the statement. As a result, the existing allowance for loan loss in the amount of $807,000 was recorded as of the date of acquisition.

The following table depicts management's allocation of the allowance for loan losses by loan type. Allowance funding and allocation is based on management's current evaluation of risk in each category, economic conditions, past loss experience, loan volume, past due history and other factors. Since these factors and management's assumptions are subject to change, the allocation is not necessarily predictive of future portfolio performance. The allocation is made by analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of December 31,			
	2006		2005	
	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans
	(dollars in thousands)			
Real estate:				
Commercial	$ 6,519	37.96%	$ 5,529	38.52%
Residential	1,103	25.13	1,194	25.31
Construction	2,000	24.81	1,950	24.00
Commercial	896	6.92	1,020	6.39
Consumer	460	3.48	563	3.89
Other	1,245	1.70	1,373	1.89
Unallocated	609	—	568	—
Total	$ 12,832	100.00%	$ 12,197	100.00%

	As of December 31,					
	2004		2003		2002	
	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans
	(dollars in thousands)					
Real estate:						
Commercial	$ 4,215	41.81%	$ 3,172	42.28%	$ 3,040	45.69%
Residential	843	25.77	655	28.02	663	27.83
Construction	1,652	19.39	1,063	16.58	692	12.31
Commercial	1,230	6.56	1,091	6.12	634	6.63
Consumer	549	4.68	465	4.98	464	5.47
Other	1,216	1.79	1,051	2.02	982	2.07
Unallocated	556	—	597	—	199	—
Total	$ 10,261	100.00%	$ 8,094	100.00%	$ 6,674	100.00%

Investment Securities – The securities portfolio serves as a source of liquidity and earnings and contributes to the management of interest rate risk. We have the authority to invest in various types of liquid assets, including short-term United States Treasury obligations and securities of various federal agencies, obligations of states and political subdivisions, corporate bonds, certificates of deposit at insured savings and loans and banks, bankers' acceptances and federal funds. We may also invest a portion of our assets in certain commercial paper and corporate debt securities. We are also authorized to invest in mutual funds and stocks whose assets conform to the investments that we are authorized to make directly. The investment portfolio decreased by $8.9 million, or 8.6%, to $95.1 million at December 31, 2006 compared with $104.0 million at December 31, 2005.

The following table sets forth the carrying value of our securities portfolio at the dates indicated. There were no securities classified as held-to-maturity at either period end.

	December 31, 2006				December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)							
Securities available-for-sale								
U.S. Treasury and agencies	$ 16,057	$ 1	$ (345)	$ 15,713	$ 21,910	$ 4	$ (507)	$ 21,407
Mortgage-backed	55,340	150	(642)	54,848	59,630	201	(895)	58,936
State and municipal	17,698	280	(60)	17,918	17,323	217	(225)	17,315
Corporate	2,367	84	—	2,451	2,381	128	—	2,509
Equity	3,424	876	(140)	4,160	3,535	547	(256)	3,826
Total	$ 94,886	$ 1,391	$ (1,187)	$ 95,090	$ 104,779	$ 1,097	$ (1,883)	$ 103,993

The following table sets forth the scheduled maturities, fair values and weighted-average yields for our securities held at December 31, 2006:

	Due Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and agencies	$ 2,138	3.62%	$ 12,230	3.81%	$ 1,345	4.83%	$ —	— %	$ 15,713	3.84%
Mortgage-backed	4	6.50	221	6.30	13,652	4.52	40,971	5.28	54,848	5.01
State and municipal	—	—	516	6.11	6,950	5.71	10,452	6.20	17,918	6.15
Corporate bonds	504	5.55	1,067	6.14	358	6.67	522	8.32	2,451	6.56
Total	$ 2,646	3.99%	$ 14,034	4.10%	$ 22,305	4.94%	$ 51,945	5.49%	$ 90,930	5.03%
Equity									4,160	
Total									$ 95,090	

Average yields in the table above were calculated on a tax equivalent basis using a federal income tax rate of 34%. Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Government National Mortgage Association ("Ginnie Mae"), Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, those securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be shortened. If interest rates begin to fall, prepayments will increase. At December 31, 2006, 74.7% of the mortgage-backed securities we held had contractual final maturities of more than ten years with a weighted average life of 20.7 years.

Deposits – We attract both short-term and long-term deposits from the general public by offering a wide range of deposit accounts and interest rates. In recent years we have been required by market conditions to rely increasingly on short to mid-term certificate accounts and other deposit alternatives that are more responsive to market interest rates. We use forecasts based on interest rate risk simulations to assist management in monitoring our use of certificates of deposit and other deposit products as funding sources and the impact of their use on interest income and net interest margin in various rate environments.

We primarily rely on our banking office network to attract and retain deposits in our local markets and leverage our online Ascencia division to attract out of market deposits. Market interest rates and rates on deposit products offered by competing financial institutions can significantly affect our ability to attract and retain deposits. During 2006, total deposits increased $55.3 million compared with 2005. During 2005, total deposits increased by $88.0 million compared with 2004. The increase in deposits each year was primarily in money market accounts and certificate of deposit balances.

Our online Ascencia division has been a reliable source of deposit customers from throughout the United States, while paying interest rates on its certificates of deposit comparable to the interest rates we pay on certificates of deposit offered by PBI Bank in our Kentucky markets.

To evaluate our funding needs in light of deposit trends resulting from continually changing conditions, management and board committees evaluate simulated performance reports that forecast changes in margins along with other pertinent economic data. We continue to offer attractively priced deposit products along our product line to allow us to retain deposit customers and reduce interest rate risk during various rising and falling rate cycles.

We offer savings accounts, NOW accounts, money market accounts and fixed rate certificates with varying maturities. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. Our management adjusts interest rates, maturity terms, service fees and withdrawal penalties on our deposit products periodically. The variety of deposit products allows us to compete more effectively in obtaining funds and to respond with more flexibility to the flow of funds away from depository institutions into outside investment alternatives. However, our ability to attract and maintain deposits and the costs of these funds has been, and will continue to be, significantly affected by market conditions.

The following table sets forth the average balances and weighted average rates paid for our deposits for the periods indicated. Average balances are calculated as the average of all quarter-ends during the period and the quarter ended just prior to the beginning of the period.

	For the Years Ended December 31,					
	2006		2005		2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)					
Demand	$ 64,778		$ 64,395		$ 55,001	
Interest Checking	51,127	1.60%	60,551	1.32%	62,604	1.29%
Money Market	36,140	3.43	52,168	2.61	30,763	1.42
Savings	23,455	0.90	26,210	0.57	25,507	0.56
Certificates of Deposit	634,919	4.40	568,353	3.40	496,061	3.14
Total Deposits	$ 810,419		$ 771,667		$ 669,936	
Weighted Average Rate		3.73%		2.80%		2.53%

The following table sets forth the average daily balances and weighted average rates paid for our certificates of deposit for the periods indicated:

	For the Years Ended December 31,					
	2006		2005		2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)					
Certificates of Deposit						
Less than $100,000	$ 473,813	4.36%	$ 437,351	3.37%	$ 405,159	3.09%
$100,000 or more	161,106	4.53	131,002	3.51	90,902	3.34
Total	$ 634,919	4.40%	$ 568,353	3.40%	$ 496,061	3.14%

The following table shows at December 31, 2006 the amount of our time deposits of $100,000 or more by time remaining until maturity:

Maturity Period	Amount
	(dollars in thousands)
Three months or less	$ 49,079
Three months through six months	42,288
Six months through twelve months	61,690
Over twelve months	29,834
Total	$ 182,891

We strive to maintain competitive pricing on our deposit products which we believe allows us to retain a substantial percentage of our customers when their time deposits mature.

Borrowing – Deposits are the primary source of funds for our lending and investment activities and for our general business purposes. We can also use advances (borrowings) from the FHLB of Cincinnati to supplement our pool of lendable funds, meet deposit withdrawal requirements and manage the terms of our liabilities. Advances from the FHLB are secured by our stock in the FHLB, certain commercial real estate loans and substantially all of our first mortgage residential loans. At December 31, 2006 we had $47.6 million in advances outstanding from the FHLB and the capacity to increase our borrowings an additional $96.7 million. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings banks and other member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided that we meet certain standards related to creditworthiness.

The following table sets forth information about our FHLB advances as of and for the periods indicated:

	December 31,		
	2006	2005	2004
	(dollars in thousands)		
Average balance outstanding	$ 57,847	$ 54,342	$ 53,939
Maximum amount outstanding at any month-end during the period	77,680	64,150	60,008
End of period balance	47,562	63,563	50,961
Weighted average interest rate:			
At end of period	4.69%	4.30%	3.13%
During the period	4.68%	3.78%	2.73%

Junior Subordinated Debentures – At December 31, 2006, we had four issues of junior subordinated debentures outstanding totaling $25.0 million as shown in the table below.

Description		Liquidation Amount Trust Preferred Securities	Issuance Date	Optional Prepayment Date (2)	Interest Rate (1)		Junior Subordinated Debt and Investment in Trust	Maturity Date
		(dollars in thousands)					(dollars in thousands)	
Porter Statutory Trust II	$	5,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%	$	5,155	2/13/2034
Porter Statutory Trust III		3,000	4/15/2004	6/17/2009	3-month LIBOR + 2.79%		3,093	4/15/2034
Porter Statutory Trust IV		14,000	12/14/2006	3/1/2012	3-month LIBOR + 1.67%		14,434	3/1/2037
Asencia Statutory Trust I		3,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%		3,093	2/13/2034
	$	25,000				$	25,775	

(1) As of December 31, 2006, the 3-month LIBOR was 5.36%.
(2) The debentures are callable approximately five years after the issuance date at their principal amount plus accrued interest.

On December 18, 2006, three of the Company's wholly owned trust subsidiaries (Porter Statutory Trust I, BBA Statutory Trust I, and Ascencia Statutory Trust I) redeemed a total of $14 million of floating rate trust preferred securities. These floating rate trust preferred securities were subject to a quarterly distribution at a floating rate equal to the three-month LIBOR plus 3.60% per annum. The floating rate trust preferred securities were redeemed at their $1,000 liquidation amount, plus all accrued and unpaid distributions per security to the redemption date. The redemption of the trust preferred securities was funded with the proceeds of a private placement of $14 million in aggregate principal amount of trust preferred securities on December 14, 2006. The newly issued trust preferred securities were issued by Porter Statutory Trust IV, a newly formed trust subsidiary of Porter. The new trust preferred securities mature March 1, 2037, are redeemable at Porter's option beginning after five years, and require quarterly distributions at a floating rate equal to three-month LIBOR plus 1.67% per annum.

In connection with the redemption, we wrote-off approximately $280,000 of unamortized issuance costs during the fourth quarter. Given the current interest rate environment, expected annual interest expense savings arising from these transactions should offset the write-off.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures, which mature February 13, 2034, April 15, 2034, and March 1, 2037 are redeemable before the maturity date at our option on or after March 17, 2009, June 17, 2009, and March 1, 2012, respectively, at their principal amount plus accrued interest. We have the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters. If we defer these interest payments, we would be prohibited from paying dividends on our common stock.

In late 2003, the FASB issued FIN 46, *"Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)."* FIN 46R requires that trust preferred securities be deconsolidated from our consolidated financial statements. We adopted FIN 46R on December 31, 2003 and as a result, no longer reflect the trust preferred securities in our consolidated financial statements. Instead, the junior subordinated debentures are shown as liabilities in our consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in our consolidated statements of income.

The trust preferred securities issued by our subsidiary trusts are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve Board adopted final rules that continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, no more than 25% of our Tier I capital can consist of trust preferred securities and qualifying perpetual preferred stock. To the extent the amount of our trust preferred securities exceeds the 25% limit, the excess is includable in Tier 2 capital. The new quantitative limits will be fully effective March 31, 2009. As of December 31, 2006, Porter Bancorp's trust preferred securities totaled 21% of its Tier I capital.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30 year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital. In addition, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year before maturity.

Liquidity

Liquidity risk arises from the possibility we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that we meet the cash flow requirements of depositors and borrowers, as well as our operating cash needs, taking into account all on- and off-balance sheet funding demands. Liquidity risk management also involves ensuring that we meet our cash flow needs at a reasonable cost. We maintain an investment and funds management policy, which identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements in compliance with regulatory guidance. Our Asset Liability Committee continually monitors and reviews our liquidity position.

Funds are available from a number of sources, including the sale of securities in the available-for-sale portion of the investment portfolio, principal pay-downs on loans and mortgage-backed securities, brokered deposits and other wholesale funding. During 2005 and 2006, we utilized brokered and wholesale deposits to supplement our funding strategy. At December 31, 2006, these deposits totaled $1.5 million. We also secured federal funds borrowing lines from major correspondent banks totaling $21.0 million on an unsecured basis and an additional $15.0 million on a secured basis.

Traditionally, we have borrowed from the FHLB to supplement our funding requirements. At December 31, 2006, we had an unused borrowing capacity with the FHLB of $96.7 million. Management believes our sources of liquidity are adequate to meet expected cash needs for the foreseeable future.

We use cash to pay dividends on common stock, if and when declared by the board of directors, and to service debt. The main sources of funding include dividends paid by PBI Bank, management fees received from PBI Bank and affiliated banks and financing obtained in the capital markets.

Capital

Stockholders' equity increased $36.4 million to $108.3 million at December 31, 2006 compared with $71.9 million at December 31, 2005. The increase was due to the completion of our initial public offering and net income earned during 2006 reduced by dividends declared. Both our company and PBI Bank qualified as well capitalized under regulatory guidelines at December 31, 2006.

Kentucky banking laws limit the amount of dividends that may be paid to a holding company by its subsidiary banks without prior approval. These laws limit the amount of dividends that may be paid in any calendar year to current year's net income, as defined in the laws, combined with the retained net income of the preceding two years, less any dividends declared during those periods. At December 31, 2006, without prior approval, PBI Bank had approximately $19.8 million of retained earnings that could be utilized for payment of dividends.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banking organizations. Banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal bank regulatory evaluation of an organization's overall safety and soundness. At December 31, 2006, Porter Bancorp's and PBI Bank's ratios of Tier I capital and total capital to risk-adjusted assets, and leverage ratios exceeded the minimum regulatory requirements and the minimum requirements for well capitalized institutions.

The following table shows the ratios of Tier 1 capital and total capital to risk-adjusted assets and the leverage ratios for Porter Bancorp and PBI Bank at December 31, 2006:

	Regulatory Minimums	Well-Capitalized Minimums	Porter Bancorp	PBI Bank
Tier I capital	4.0%	6.0%	14.32%	11.56%
Total risk-based capital	8.0	10.0%	15.57	12.81
Tier I leverage ratio	4.0	5.0%	11.86	9.56

Off Balance Sheet Arrangements

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Our commitments associated with outstanding standby letters of credit and commitments to extend credit as of December 31, 2006 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect our actual future cash funding requirements:

	One year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
			(dollars in thousands)		
Commitments to extend credit	$ 48,217	$ 31,592	$ 4,754	$ 31,708	$ 116,271
Standby letters of credit	5,408	996	—	—	6,404
Total	$ 53,625	$ 32,588	$ 4,754	$ 31,708	$ 122,675

Standby Letters of Credit – Standby letters of credit are written conditional commitments we issue to guarantee the performance of a customer to a third party. If the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Commitments to Extend Credit – We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of December 31, 2006:

	One year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
			(dollars in thousands)		
Time deposits	$ 559,162	$ 79,154	$ 18,212	$ 163	$ 656,691
FHLB advances (1)	—	26,500	—	5,000	31,500
FHLB borrowing (2)	3,088	4,292	2,837	5,845	16,062
Junior subordinated debentures	—	—	—	25,000	25,000
Total	$ 562,250	$ 109,946	$ 21,049	$ 36,008	$ 729,253

(1) Includes a $25 million single maturity variable rate advance with a rate of 5.37% and $6.5 million of single maturity fixed rate advances with rates ranging from 4.48% to 5.64%.

(2) Fixed rate mortgage-matched borrowing with rates ranging from 0% to 9.10%, and maturities ranging from 2007 through 2035.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

We have an asset and liability structure that is essentially monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Periods of high inflation are often accompanied by relatively higher interest rates, and periods of low inflation are accompanied by relatively lower interest rates. As market interest rates rise or fall in relation to the rates earned on our loans and investments, the value of these assets decreases or increases respectively.

Market Information – Stock Prices and Dividends

Market Information

Our common stock is traded on the NASDAQ Global Market under the ticker symbol "PBIB." Before the effective date of our registration statement on September 21, 2006, there had been no public market for our common stock. The following table presents the high and low sales prices for our common stock reported on the NASDAQ Global Market for the periods indicated:

	2006	
	High	**Low**
Fourth Quarter	$ 23.09	$ 21.21
Third Quarter (beginning September 21, 2006)	$ 24.50	$ 22.30

As of December 31, 2006, we had 311 shareholders of record, excluding beneficial owners whose shares are held in "street" name by securities broker-dealers or other nominees. The number of beneficial owners of our common stock is unknown to us at this time. We are in the process of determining the number of beneficial owners in accordance with SEC Rule 14a-13.

Dividends

Shareholders of a Kentucky corporation are entitled to receive such dividends and other distributions when, as and if declared from time to time by the board of directors out of funds legally available for distributions to shareholders. We declared and paid a dividend to the shareholders of $0.20 per share in each quarter of 2006. We anticipate paying regular dividends on a quarterly basis going forward. Any future determination relating to the payment of dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors that our board of directors may deem relevant.

As a bank holding company, our principal source of revenue is the dividends that may be declared from time to time by PBI Bank out of funds legally available for payment of dividends. Various banking laws applicable to PBI Bank limit the payment of dividends to us. A Kentucky chartered bank may declare a dividend of an amount of the bank's net profits as the board deems appropriate. The approval of the KOFI is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt.

Until 2006, we operated as a subchapter S corporation, and our dividend policy was to pay cash dividends to our two shareholders in an amount not less than the tax due on their per share portion of our taxable income. Effective December 31, 2005, we became a subchapter C corporation for federal income tax purposes, and acquired shareholders as a result of our reorganization. Our shareholders are no longer taxed on their proportional share of our net income, and we have adjusted our dividend policy to pay a regular quarterly dividend.

In addition, we have issued an aggregate of approximately $25.0 million in our junior subordinated debentures to our subsidiary trusts. We pay interest on the debentures, which is used by the trusts to pay distributions on the trust preferred securities issued by them. The indenture governing the issuance of each of these debentures provides that if we fail to make an interest payment on the debentures, we would be prohibited from paying dividends on our common stock until all debenture interest payments are current. Accordingly, if we are unable to pay interest on these debentures, we will be contractually restricted from paying dividends on our common stock.

Market Information – Stock Prices and Dividends

The graph below compares the cumulative total return of holders of Porter Bancorp's common stock with the cumulative total returns of the NASDAQ Composite Index, and the NASDAQ Bank Index. The graph tracks the performance of a $100 investment in our common stock, in the peer group, and the index (with the reinvestment of all dividends) from our initial public stock offering on 9/22/2006 to 12/31/2006.



COMPARISON OF CUMULATIVE TOTAL RETURN*
Among Porter Bancorp, Inc, The NASDAQ Composite Index
And The NASDAQ Bank Index
$140
$120
$100
$80
$60
$40
$20
$0
9/06
9/06
10/06
11/06
12/06
Porter Bancorp, Inc
NASDAQ Composite
NASDAQ Bank

* $100 invested on 9/22/06 in stock or on 8/31/06 in index-including reinvestment of dividends.
Fiscal year ending December 31.

	9/06	9/06	10/06	11/06	12/06
Porter Bancorp, Inc	100.00	98.61	98.04	95.22	96.09
NASDAQ Composite	100.00	103.12	108.16	111.25	110.85
NASDAQ Bank	100.00	103.02	112.95	117.45	118.72

The stock price performance included in this graph is not necessarily indicative of future stock price performance

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PORTER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31,
(Dollar amounts in thousands except share data)

	2006	2005
Assets		
Cash and due from financial institutions	$ 15,306	$ 18,808
Federal funds sold	40,957	33,473
Cash and cash equivalents	56,263	52,281
Interest-bearing deposits in other financial institutions	—	200
Securities available for sale	95,090	103,993
Loans, net of allowance of $12,832 and $12,197, respectively	841,535	779,754
Premises and equipment	13,774	14,341
Goodwill	12,881	12,829
Accrued interest receivable and other assets	31,463	28,083
Total assets	$ 1,051,006	$ 991,481
Liabilities and Stockholders' Equity		
Deposits		
Non-interest bearing	$ 69,180	$ 62,379
Interest bearing	792,676	744,200
Total deposits	861,856	806,579
Federal funds purchased and repurchase agreements	1,134	4,576
Notes payable	—	9,600
Federal Home Loan Bank advances	47,562	63,563
Accrued interest payable and other liabilities	7,108	10,287
Junior subordinated debentures	25,000	25,000
Total liabilities	942,660	919,605
Commitments and contingent liabilities (Note 15)	—	—
Stockholders' equity		
Preferred stock, no par, 1,000,000 shares authorized	—	—
Common stock, no par, 10,000,000 shares authorized, 7,622,447 and 5,000,000 shares issued and outstanding, respectively	64,820	25,638
Non-voting common stock, no par, 9,000,000 shares authorized, none and 1,332,447 shares issued and outstanding, respectively	—	12,522
Additional paid-in capital	11,036	10,879
Retained earnings	32,355	23,356
Accumulated other comprehensive income (loss)	135	(519)
Total stockholders' equity	108,346	71,876
Total liabilities and stockholders' equity	$ 1,051,006	$ 991,481

See accompanying notes.

Consolidated Statements of Income

PORTER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31,
(Dollar amounts in thousands except per share data)

	2006	2005	2004
Interest income			
Loans, including fees	$ 66,786	$ 56,858	$ 45,842
Taxable securities	3,708	3,616	3,004
Tax exempt securities	703	661	564
Federal funds sold and other	1,666	919	537
	72,863	62,054	49,947
Interest expense			
Deposits	30,211	21,634	16,946
Federal Home Loan Bank advances	2,710	2,056	1,472
Junior subordinated debentures	2,117	1,661	1,129
Notes payable	431	6	4
Federal funds purchased and other	153	308	147
	35,622	25,665	19,698
Net interest income	37,241	36,389	30,249
Provision for loan losses	1,405	3,645	2,533
Net interest income after provision for loan losses	35,836	32,744	27,716
Non-interest income			
Service charges on deposit accounts	2,537	2,827	2,618
Net gain on sales of government guaranteed loans	152	628	58
Net gain on sales of loans originated for sale	284	—	—
Net gain on sales of securities	50	19	98
Net gain on sales of other assets	4	46	337
Other	2,169	1,913	1,442
	5,196	5,433	4,553
Non-interest expense			
Salaries and employee benefits	11,432	11,489	9,783
Occupancy and equipment	2,474	2,692	2,784
State franchise tax	1,074	993	980
Advertising	645	362	239
Professional fees	622	1,132	744
Communications	511	527	535
Loss on early extinguishment of debt	280	—	—
Other	2,747	2,852	2,660
	19,785	20,047	17,725
Income before minority interest	21,247	18,130	14,544
Minority interest in net income of consolidated subsidiaries	—	1,314	898
Income before income taxes	21,247	16,816	13,646
Income tax expense	6,908	2,201	2,759
Net income	$ 14,339	$ 14,615	$ 10,887
Basic and diluted earnings per share	$ 2.15	$ 2.49	$ 1.86

Consolidated Statements of Income

	2006	2005	2004
Pro forma data (unaudited) (1):			
Net Income:			
As reported	$ 14,339	$ 14,615	$ 10,887
Adjustments			
Add-back of minority interests (2)	—	1,314	898
Additional taxes (3)	—	(3,963)	(2,186)
Acquisition funding (4)	—	(587)	(587)
Adjusted net income	$ 14,339	$ 11,379	$ 9,012
Weighted average shares outstanding:			
As reported and adjusted for stock split	6,678,337	5,869,496	5,868,224
Shares issued in the Ascencia transaction	—	462,951	464,223
Adjusted shares outstanding	6,678,337	6,332,447	6,332,447
Basic and diluted earnings per share	$ 2.15	$ 1.80	$ 1.42

(1) The pro forma adjustments present the Company's 2005 results as if its acquisition of minority interests in subsidiary banks and the termination of its S corporation status, which were effective on December 31, 2005, were in effect for all of 2005 and 2004.

(2) This adjustment reflects the minority interests in subsidiary acquired in a corporate reorganization on December 31, 2005.

(3) This adjustment represents a tax rate of 34% applied to reported pre-tax income less reported tax expense to reflect the conversion from Subchapter S corporation to C corporation status effective December 31, 2005.

(4) Acquisition funding for the reorganization includes $9.5 million in senior notes at an annual 6% interest rate and $5.3 million in cash at an assumed annual 6% interest rate, net of tax at a 34% tax rate.

See accompanying notes.

Consolidated Statements of Changes in Stockholder's Equity and Comprehensive Income

PORTER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
Years Ended December 31,
(Dollar amounts in thousands except share and per share data)

	Shares		Amount					
	Common	Non-Voting Common	Common	Non-Voting Common	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2004	3,995,406	1,872,818	$ 21,538	$ 4,785	$ 10,879	$ 23,865	$ 1,169	$ 62,236
Comprehensive income:								
Net income	—	—	—	—	—	10,887	—	10,887
Changes in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	(246)	(246)
Total comprehensive income	—	—	—	—	—	—	—	10,641
Dividends declared ($1.13 per share)	—	—	—	—	—	(6,656)	—	(6,656)
Balances, December 31, 2004	3,995,406	1,872,818	21,538	4,785	10,879	28,096	923	66,221
Comprehensive income:								
Net income	—	—	—	—	—	14,615	—	14,615
Changes in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	(1,442)	(1,442)
Total comprehensive income	—	—	—	—	—	—	—	13,173
Dividends declared ($1.68 per share)	—	—	—	—	—	(9,855)	—	(9,855)
Issuance of notes payable in the merger of entities under common control	—	—	—	—	—	(9,500)	—	(9,500)
Issuance of non-voting shares	—	464,223	—	11,837	—	—	—	11,837
Conversion of non-voting stock to voting	1,004,594	(1,004,594)	4,100	(4,100)	—	—	—	—
Balances, December 31, 2005	5,000,000	1,332,447	25,638	12,522	10,879	23,356	(519)	71,876
Issuance of stock in initial public offering, net	1,250,000	—	26,660	—	—	—	—	26,660
Issuance of unvested stock	—	41,600	—	—	—	—	—	—
Forfeited unvested stock	—	(1,600)	—	—	—	—	—	—
Conversion of non-voting stock to voting	1,372,447	(1,372,447)	12,522	(12,522)	—	—	—	—
Stock-based compensation expense	—	—	—	—	157	—	—	157
Comprehensive income:								
Net income	—	—	—	—	—	14,339	—	14,339
Changes in net unrealized gain (loss) on securities held for sale, net of tax effects	—	—	—	—	—	—	654	654
Total comprehensive income	—	—	—	—	—	—	—	14,993
Dividends declared ($0.80 per share)	—	—	—	—	—	(5,340)	—	(5,340)
Balances, December 31, 2006	7,622,447	—	$ 64,820	$ —	$ 11,036	$ 32,355	$ 135	$ 108,346

See accompanying notes.

Consolidated Statements of Cash Flows

PORTER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in thousands)

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 14,339	$ 14,615	$ 10,887
Adjustments to reconcile net income to net cash from operating activities			
Depreciation and amortization	1,976	2,153	2,168
Provision for loan losses	1,405	3,645	2,533
Net amortization on securities	404	786	941
Stock-based compensation expense	157	—	—
Net gain on sales of loans	(284)	—	—
Loans originated for sale	(8,825)	—	—
Proceeds from sales of loans held for sale	9,109	—	—
Net (gain) loss on other real estate owned	(18)	(3)	18
Net realized gain on sales of securities	(50)	(19)	(98)
Earnings on bank owned life insurance	(258)	(216)	(90)
Federal Home Loan Bank stock dividends	(503)	(410)	(306)
Net change in accrued interest receivable and other assets	(841)	(3,216)	(652)
Net change in accrued interest payable and other liabilities	(3,515)	1,638	295
Net cash from operating activities	13,096	18,973	15,696
Cash flows from investing activities			
Net change in interest-bearing deposits with banks	200	233	230
Purchases of available-for-sale securities	(15,223)	(39,553)	(37,910)
Sales and calls of available-for-sale securities	4,421	3,445	1,980
Maturities and prepayments of available-for-sale securities	20,341	24,496	27,673
Maturities and prepayments of held-to-maturity securities	—	200	179
Proceeds from sale of other real estate owned	1,122	1,304	836
Improvements to other real estate owned	—	(17)	—
Loan originations and payments, net	(65,771)	(34,487)	(77,916)
(Purchases) sales of premises and equipment, net	(408)	1,658	(849)
Investment in bank owned life insurance	(1,100)	—	(5,000)
Acquisition of Associates Mortgage Group, net	(250)	—	—
Acquisition of Citizens Financial Bank, net	—	(1,079)	—
Acquisition of United Community Bank, net	—	—	171
Net cash from investing activities	(56,668)	(43,800)	(90,606)
Cash flows from financing activities			
Net change in deposits	55,277	56,827	53,309
Net change in federal funds purchased and repurchase agreements	(3,442)	(10,714)	13,627
Repayment of notes payable	(9,600)	—	—
Repayment of Federal Home Loan Bank advances	(42,221)	(31,001)	(24,645)
Advances from Federal Home Loan Bank	26,220	41,662	28,147
Proceeds from junior subordinated debentures	14,000	—	11,000
Repayment of junior subordinated debentures	(14,000)	—	—
Minority interest in net income of subsidiaries	—	1,314	898
Issuance of common stock for initial public offering, net	26,660	—	—
Cash dividends paid to minority interests	—	(258)	(192)
Cash dividends paid	(5,340)	(9,855)	(6,656)
Net cash from financing activities	47,554	47,975	75,488
Net change in cash and cash equivalents	3,982	23,148	578
Beginning cash and cash equivalents	52,281	29,133	28,555
Ending cash and cash equivalents	$ 56,263	$ 52,281	$ 29,133
Supplemental cash flow information:			
Interest paid	$ 34,736	$ 25,300	$ 19,685
Income taxes paid	7,295	3,911	2,880
Supplemental non-cash disclosure:			
Transfer from loans to other real estate	$ 1,764	$ 1,127	$ 559
Purchase of minority interests from issuance of notes payable and convertible non-voting common stock	—	23,761	—

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation – The consolidated financial statements include Porter Bancorp, Inc. (Company or PBI) and its subsidiary, PBI Bank (Bank), formerly The Central Bank USA, Inc. The Company owns a 100% interest in the Bank.

The Company provides financial services through its offices in Central Kentucky and Louisville. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and real estate loans. Substantially all loans are collateralized by specific items of collateral including business assets, commercial real estate, and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

On December 31, 2005, the Company acquired the minority ownership interests in Ascencia Bancorp, Inc., BBA, Inc., and Mammoth Bancorp, Inc., and merged these subsidiaries with the Company. Prior to this purchase, the Company owned a 25% interest in BBA, a 67% interest in Ascencia Bancorp, and a 67% interest in Mammoth Bancorp. The Company's shareholders also owned approximately 34% of BBA prior to the purchase. BBA owned a 100% interest in Bullitt County Bank (Bullitt), Mammoth owned a 100% interest in Brownsville Deposit Bank (Brownsville), and Ascencia Bancorp owned a 100% interest in Ascencia Bank, Inc. (Ascencia). On December 31, 2005, Bullitt, Brownsville and Ascencia merged with the Bank. Green River Bank and Pioneer, both 100% owned, were merged into The Central Bank USA, Inc. on July 1, 2005. Inter-company transactions and accounts have been eliminated in consolidation. As further discussed in Note 10, a subsidiary trust that had previously been consolidated with the Company is now reported separately.

In conjunction with the mergers described above, the Company amended and restated its Articles of Incorporation. Effective upon the filing of the Articles of Amendment, the Company's 3,265 issued shares of common stock, comprised of 2,609 shares of common stock and 656 shares of non-voting common stock, were reclassified as and converted into 5,000,000 of voting common shares. This reclassification has been reflected in all periods presented. In addition, the Company issued 1,332,447 shares of non-voting shares to certain stockholders in connection with the acquisitions of the minority interests in Ascencia and each of the mergers of BBA and Mammoth into the Company as of December 31, 2005.

Use of Estimates – To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows – Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer and loan deposit transactions, interest-bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities – Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Equity securities with readily determined fair values are classified as available-for-sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method anticipating prepayments on mortgage backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well collateralized and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Other Real Estate Owned – Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned of $2.4 million and $1.8 million is included in other assets on the balance sheet at December 31, 2006 and 2005, respectively.

Premises and Equipment – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) Stock – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as long term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Goodwill and Intangible Assets – Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities, and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight-line basis over their estimated useful lives, 10 years.

Bank Owned Life Insurance – The Bank has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the cash surrender value, or the amount that can be realized.

Long-Term Assets – Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements – Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans – Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Stock-Based Compensation – The Company assumed the 2000 stock option plan of Ascencia Bank, Inc. on December 31, 2005, when the Company acquired the minority interest of Ascencia Bancorp, Inc. The Company exchanged an option to acquire one share of Ascencia common stock for an option to acquire 0.3922 shares of Company common stock. The exchange ratio is equivalent to the stock exchange ratio in the Ascencia acquisition agreement discussed in Note 17. The Plan provides for the award of stock options to eligible employees and employees of affiliate companies. In prior years compensation expense under stock options was reported using the intrinsic value method. There had been no compensation expense recognized in income since all options have been granted at no less than fair value. See Note 2 regarding the effect on the Bank's net income if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

On February 23, 2006, the Company adopted the Porter Bancorp, Inc 2006 Stock Incentive Plan. On May 15, 2006 the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan. These Plans provide for stock awards and stock options. Instruments issued under these plans are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment". Accordingly, the Company has recorded stock-based compensation cost using the fair value method for activity related to these plans.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Effective January 1, 1999, the Company and the former The Central Bank USA, Inc. elected under section 1362 of the Internal Revenue Code to be taxed under the provisions of Subchapter S. As a result of that election, taxable income of the Company and The Central Bank was allocated to the Company's stockholders, and no further provision for corporate federal income taxes was necessary. On December 31, 2005, the Subchapter S election was voluntarily terminated and the deferred tax assets and liabilities for the Company and The Central Bank were reinstated pursuant to Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. The former Ascencia Bancorp, Inc., BBA Inc., and Mammoth Bancorp, Inc., as well as each of their respective subsidiaries, have historically been subject to taxation under Subchapter C of the Internal Revenue Code, and record income tax expense or benefit in accordance with SFAS 109. See Note 12 for additional information.

Loan Commitments and Related Financial Instruments – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Equity – Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

Earnings Per Common Share – Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. These restrictions pose no practical limit on the ability of the Bank or Company to pay dividends at historical levels. (See Note 15 for more specific disclosure.)

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications – Some items in the prior year financial statements were reclassified to conform to the current presentation.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 156 "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140", that changes the accounting for all servicing rights which are recorded as the result of purchasing a servicing right or selling a loan with servicing retained. SFAS No. 156 amends the current accounting guidance for servicing rights in that it allows companies to carry their servicing rights at fair value, where presently servicing rights are assessed for impairment based on their fair value at each reporting date, using lower of cost or market value. This pronouncement is effective January 1, 2007, although earlier adoption is permitted during the first quarter of 2006. The Company plans to adopt this standard on January 1, 2007. This standard will have no impact on the Company's financial statements to the extent the Company maintains its present practice of selling loans only with servicing rights released.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective beginning in 2007. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 Topic 1N, "Financial Statements – Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires the dual approach to be used to compute the amount of a financial statement misstatement. More specifically, the amount should be computed using both the "rollover" (current year income statement perspective) and "iron curtain" (year-end balance sheet perspective) methods. A registrant's financial statements require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. Registrants will not be required to restate prior period financial statements when initially applying SAB 108 if management properly applied its previous approach (i.e. rollover or iron curtain) given that all relevant qualitative factors were considered. SAB 108 states that, upon initial application, registrants may elect to (a) restate prior periods, or (b) record the cumulative effect of the initial application of SAB 108 in the carrying amounts of assets and liabilities, with the offsetting adjustment made to retained earnings. To the extent that registrants elect to record the cumulative effect of initially applying SAB 108, they will disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure will also include when and how each error being corrected arose and the fact that the errors had previously been considered immaterial. SAB 108 is effective for us for the fiscal year ending December 31, 2006. The adoption of SAB 108 had no effect on the Company's financial statements for the year ending December 31, 2006.

In September 2006, the FASB ratified the Emerging Issues Task Force's (EITF) consensus on Issue 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance"". FASB Technical Bulletin No. 85-4 requires that assets such as bank owned life insurance be carried at their cash surrender value (CSV) or the amount that could be realized, with changes in CSV reported in earnings. Issue 06-5 requires that a policyholder consider any additional amounts (e.g. claims stabilization reserves and deferred acquisition costs) included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. Certain life insurance contracts provide the policyholder with an amount that, upon surrender, is greater if all individual policies are surrendered at the same time rather than if the policies were surrendered over a period of time. The Issue requires that policyholders determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy. This Issue is effective for us beginning January 1, 2007. The Issue can be applied as either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or (b) a change in accounting principle through retrospective application to all periods. We are in the process of evaluating the impact, if any, the adoption of Issue 06-5 will have on our financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard, however, management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of EITF 06-4, however, management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

NOTE 2 – STOCK PLANS AND STOCK BASED COMPENSATION

At December 31, 2006, the Company has a stock option plan and a stock incentive plan. On December 31, 2005 the Company assumed the 2000 Stock Option Plan of Ascencia Bank, Inc. when the Company acquired the minority interest of Ascencia Bancorp, Inc. On February 23, 2006, the Company adopted the Porter Bancorp, Inc. 2006 Stock Incentive Plan. With regard to the 2000 Option Plan, no additional grants were made subsequent to year-end and none are expected to be made in the future. The 2006 Plan permits the issuance of up to 400,000 shares of the Company's common stock upon the exercise of stock options or upon the grant of stock awards. As of December 31, 2006, the Company had granted outstanding options to purchase 227,820 shares and had awarded 40,000 unvested shares net of forfeitures. The Company has 326,184 shares remaining available for issue under the 2006 Plan. All shares issued under the above mentioned plans came from authorized and unissued shares.

On May 15, 2006, the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, which was approved by holders of the Company's voting common stock on June 8, 2006. Under the terms of the plan, 100,000 shares are reserved for issuance to non-employee directors upon the exercise of stock options granted under the plan. Options granted are granted automatically under the plan at fair market value on the date of grant, vest over a three-year period and have a five year term. On September 22, 2006, the Company granted options to purchase 24,000 shares to non-employee directors in connection with the completion of the initial public offering. At December 31, 2006, 76,000 shares remain available for issue under this plan.

Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment." The Company elected to utilize the modified prospective transition method; therefore, prior period results were not restated. Prior to the adoption of SFAS 123(R), stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

SFAS 123(R) requires all share-based payments to directors, employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Under the modified prospective method, unvested awards, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123(R). The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized.

All stock options have an exercise price that is at least equal to the fair market value of the Company's stock on the date the options were granted. Employee and affiliate options are granted as determined by the Board's Compensation Committee. Options granted generally become fully exercisable at the end of 3 years of continued employment. Options granted under the 2000 plan have a life of 10 years while those granted under the 2006 plan have a life of 5 years.

The following table summarizes stock option activity as of and for the years indicated:

	December 31, 2006	
	Options	Weighted Average Exercise Price
Outstanding, beginning	194,004	$ 25.50
Granted	58,816	24.60
Forfeited	(1,000)	25.50
Outstanding, ending	251,820	$ 25.29

The following table details stock options outstanding:

		December 31, 2006
Stock options vested and currently exercisable:		199,539
Weighted average exercise price	$	25.47
Aggregate intrinsic value	$	0
Weighted average remaining life (in years)		3.4
Total Options Outstanding:		251,820
Aggregate intrinsic value	$	0
Weighted average remaining life (in years)		3.7

The intrinsic value of stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. There were no options exercised during 2006 or 2005. The Company recorded $82,000 of stock option compensation during 2006 to salaries and employee benefits. Since the stock options are non-qualified stock options, a tax benefit of $29,000 was recognized. No options were modified during either period. As of December 31, 2006, no stock options issued by the Company have been exercised.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on volatilities of similar publicly traded companies due to the limited historical trading activity of the Company's stock, and other factors. Expected dividends are based on dividend trends and the market price of the Company's stock price at grant. The Company uses historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average assumptions used are summarized as follows:

Risk-free interest rate		4.88%
Expected option life		3.5 years
Expected stock price volatility		22.0%
Expected dividend yield		3.7%
Fair value	$	3.78

From time-to-time the Company awards unvested shares to employees. The shares vest at a rate of 10% on each one-year anniversary date of the grant date provided the employee is still employed by the Company at that date. The fair value on the date of grant ranged from $22.13 to $25.50 per share. The Company recorded $75,000 of stock-based compensation during 2006 to salaries and employee benefits. A tax benefit of $26,000 was recognized related to this expense.

The following table summarizes unvested share activity as of and for the years indicated:

	December 31, 2006		
	Shares		Weighted Average Grant Price
Outstanding, beginning	—	$	—
Granted	41,600		25.34
Forfeited	(1,600)		25.50
Outstanding, ending	40,000	$	25.33

Unrecognized stock based compensation expense related to stock options and unvested shares for 2007 and beyond is estimated as follows (in thousands):

2007	$ 205
2008	174
2009	129
2010	105
2011 & thereafter	633

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS 123(R) for the twelve months ended December 31, 2005:

	Twelve Months Ended December 31,	
	2005	2004
	(in thousands, except per share data)	
Net income as reported	$ 14,615	$ 10,887
Less: Stock-based compensation expense determined under the fair value based method, net of taxes	(31)	(25)
Pro forma net income	$ 14,584	$ 10,862
Basic and diluted earnings per share as reported	$ 2.49	$ 1.86
Pro forma basic and diluted earning per share	$ 2.48	$ 1.85

NOTE 3 – SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
		(in thousands)	
December 31, 2006			
U.S. Government and federal agency	$ 15,713	$ 1	$ (345)
State and municipal	17,918	280	(60)
Mortgage-backed	54,848	150	(642)
Corporate bonds	2,451	84	—
Total debt securities	90,930	515	(1,047)
Equity	4,160	876	(140)
Total	$ 95,090	$ 1,391	$ (1,187)
December 31, 2005			
U.S. Government and federal agency	$ 21,407	$ 4	$ (507)
State and municipal	17,315	217	(225)
Mortgage-backed	58,936	201	(895)
Corporate bonds	2,509	128	—
Total debt securities	100,167	550	(1,627)
Equity	3,826	547	(256)
Total	$ 103,993	$ 1,097	$ (1,883)

Sales and calls of available for sale securities were as follows:

	2006	2005	2004
		(in thousands)	
Proceeds	$ 4,421	$ 3,445	$ 1,980
Gross gains	73	125	140
Gross losses	23	106	42

The tax benefit (provision) related to these net gains and losses realized on sales were $(17,000), $(13,000) and $(15,000), respectively.

Contractual maturities of debt securities at year-end 2006 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities are shown separately.

	Available for Sale Fair Value
	(in thousands)
Due in one year or less	$ 2,642
Due from one to five years	13,813
Due from five to ten years	8,653
Due after ten years	10,974
Mortgage-backed	54,848
Equity	4,160
Total	$ 95,090

Securities pledged at year-end 2006 and 2005 had carrying values of approximately $32,404,000 and $12,269,000, respectively, and were pledged to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(in thousands)			
2006						
U.S. Government and federal agency	$ 11,092	$ (272)	$ 4,114	$ (73)	$ 15,206	$ (345)
State and municipal	3,749	(46)	1,261	(14)	5,010	(60)
Mortgage-backed	22,932	(379)	14,633	(263)	37,565	(642)
Equity	—	—	663	(140)	663	(140)
Total temporarily impaired	$ 37,773	$ (697)	$ 20,671	$ (490)	$ 58,444	$ (1,187)
2005						
U.S. Government and federal agency	$ 12,446	$ (215)	$ 8,447	$ (292)	$ 20,893	$ (507)
State and municipal	7,523	(167)	1,313	(58)	8,836	(225)
Mortgage-backed	31,298	(447)	18,564	(448)	49,862	(895)
Equity	555	(107)	660	(149)	1,215	(256)
Total temporarily impaired	$ 51,822	$ (936)	$ 28,984	$ (947)	$ 80,806	$ (1,883)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

As of December 31, 2006, the Company has 60 equity securities. Of these securities, fourteen had an unrealized loss of $140,000 and had been in an unrealized loss position for more than twelve months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management has made a practice of selling equity securities where recovery does not seem likely but does not have the present intent to sell securities with unrealized losses. As of December 31, 2006, management does not believe any equity securities should be classified as other than temporarily impaired.

NOTE 4 – LOANS

Loans at year-end were as follows:

	2006	2005
	(in thousands)	
Commercial	$ 59,113	$ 50,626
Real estate	751,017	695,569
Agriculture	13,436	13,625
Consumer	29,709	30,808
Other	1,092	1,323
Subtotal	854,367	791,951
Less: Allowance for loan losses	(12,832)	(12,197)
Loans, net	$ 841,535	$ 779,754

Activity in the allowance for loan losses for the years indicated was as follows:

	2006	2005	2004
		(in thousands)	
Beginning balance	$ 12,197	$ 10,261	$ 8,094
Acquired in bank acquisition	—	807	832
Provision for loan losses	1,405	3,645	2,533
Loans charged-off	(1,036)	(3,084)	(1,314)
Loan recoveries	266	568	116
Ending balance	$ 12,832	$ 12,197	$ 10,261

Impaired loans were as follows:

	2006	2005
	(in thousands)	
Loans with no allocated allowance for loan losses	$ 2,048	$ 1,632
Loans with allocated allowance for loan losses	3,090	484
Total	$ 5,138	$ 2,116
Amount of the allowance for loan losses allocated	$ 896	$ 118

	2006	2005	2004
		(in thousands)	
Average of impaired loans during the year	$ 3,881	$ 3,231	$ 3,955
Interest income recognized during impairment	18	48	75
Cash basis interest income recognized	18	48	75

Nonperforming loans were as follows:

	2006	2005
	(in thousands)	
Loans past due 90 days or more still on accrual	$ 2,010	$ 1,969
Non-accrual loans	6,930	5,045

Nonperforming loans include all (or almost all) impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

NOTE 5 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2006	2005
	(in thousands)	
Land and buildings	$ 13,396	$ 13,284
Furniture and equipment	14,628	14,330
	28,024	27,614
Accumulated depreciation	(14,250)	(13,273)
	$ 13,774	$ 14,341

Depreciation expense was $1,040,000, $1,246,000 and $1,455,000 for 2006, 2005 and 2004, respectively.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in balance of goodwill during the years indicated was as follows:

	2006	2005
	(in thousands)	
Beginning of year	$ 12,829	$ 3,574
Acquired goodwill	52	9,255
End of year	$ 12,881	$ 12,829

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)			
Amortized intangible assets:				
Core deposit intangibles	$ 620	$ 172	$ 620	$ 78

Aggregate amortization expense was $94,000, $60,000 and $18,000 for 2006, 2005 and 2004, respectively.

Estimated aggregate amortization expense for intangible assets for each of the next five years is as follows (in thousands):

2007	$ 62
2008	62
2009	62
2010	62
2011	62

NOTE 7 – DEPOSITS

Time deposits of $100,000 or more were approximately $182,891,000 and $148,724,000 at year-end 2006 and 2005, respectively.

Scheduled maturities of total time deposits for each of the next five years are as follows (in thousands):

2007	$ 559,162
2008	68,125
2009	11,029
2010	15,164
2011	3,048
Thereafter	163
	$ 656,691

NOTE 8 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by agency, mortgage-backed, and municipal securities with a carrying amount of $1,012,000 and $1,520,000 at year-end 2006 and 2005, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2006	2005
	(in thousands)	
Average daily balance during the year	$ 1,313	$ 1,271
Average interest rate during the year	1.76%	2.18%
Maximum month-end balance during the year	$ 1,602	$ 1,432
Weighted average interest rate at year-end	0.90%	2.44%

NOTE 9 – NOTES PAYABLE AND ADVANCES FROM FEDERAL HOME LOAN BANK

Notes payable consists of the following:

	2006	2005
	(in thousands)	
Note payable to correspondent bank, due June 2006. Interest is variable (6.78% at year-end 2005) and is payable quarterly. The note is secured by the common stock of the Bank.	$ —	$ 100
Notes payable to a related party, due in annual installments through December 2008. Interest is at 6% and is payable quarterly. The notes are unsecured.	—	9,500
Total	$ —	$ 9,600

At year-end, advances from the Federal Home Loan Bank were as follows:

	2006	2005
	(in thousands)	
Single maturity advances with fixed rates from 4.48% to 5.64% maturing from 2009 through 2012	$ 6,500	$ 7,720
Single maturity advance with a variable rate of 5.37% maturing 2008	25,000	36,500
Monthly amortizing advances with fixed rates from 0.00% to 9.10% and maturities ranging from 2007 through 2035	16,062	19,343
Total	$ 47,562	$ 63,563

Each advance is payable per terms on agreement, with a prepayment penalty. The advances were collateralized by approximately $316,326,000 and $179,331,000 of first mortgage loans, under a blanket lien arrangement at year-end 2006 and 2005. Based on this collateral and the Company's holdings of Federal Home Loan Bank stock, the Company was eligible to borrow up to an additional $96,668,000 at year-end 2006.

Scheduled principal payments on the above during the next five years (in thousands):

	Advances
2007	$ 3,088
2008	27,438
2009	3,354
2010	1,534
2011	1,303
Thereafter	10,845
	$ 47,562

At year-end 2006, the Company had approximately $36,000,000 of federal funds lines of credit available from correspondent institutions, and $96,668,000 unused lines of credit with the Federal Home Loan Bank.

NOTE 10 – JUNIOR SUBORDINATED DEBENTURES

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption at the liquidation preference. The junior subordinated debentures are redeemable at par prior to the maturity dates of February 13, 2034, April 15, 2034, and March 1, 2037, at the option of the Company as defined within the trust indenture. The Company has the option to defer interest payments on the junior subordinated debentures from time to time for a period not to exceed twenty (20) consecutive quarters. If payments are deferred, the Company is prohibited from paying dividends to its common stockholders. A summary of the junior subordinated debentures is as follows:

Description	Issuance Date	Optional Prepayment Date	Interest Rate	Junior Subordinated Debt Owed to Trust	Maturity Date
Porter Statutory Trust II	02-13-2004	03-17-2009	3-month LIBOR + 2.85%	5,000,000	02-13-2034
Porter Statutory Trust III	04-15-2004	06-17-2009	3-month LIBOR + 2.79%	3,000,000	04-15-2034
Porter Statutory Trust IV	12-14-2006	03-01-2012	3-month LIBOR + 1.67%	14,000,000	03-01-2037
Asencia Statutory Trust I	02-13-2004	03-17-2009	3-month LIBOR + 2.85%	3,000,000	02-13-2034
				$ 25,000,000	

On December 18, 2006, the Company refinanced $14 million of junior subordinated debentures which resulted in a write-off of $280,000 of unamortized debt issuance costs.

NOTE 11 – OTHER BENEFIT PLANS

401(K) Plan – The Company 401(k) Savings Plan allows employees to contribute up to 15% of their compensation, which is matched equal to 50% of the first 4% of compensation contributed. The Company, at its discretion, may make an additional contribution. Total contributions made by the Company to the plan amounted to approximately $369,000, $351,000 and $217,000 in 2006, 2005 and 2004, respectively.

Supplemental Executive Retirement Plan – During 2004, the Company created a supplemental executive retirement plan covering certain executive officers. Under the plan, the Company pays each participant, or their beneficiary, a specific defined benefit amount over 10 years, beginning with the individual's termination of service. A liability is accrued for the obligation under these plans. The expense incurred for the plan was $158,000, $142,000 and $57,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The related liability was $357,000 and $199,000 at December 31, 2006 and 2005, respectively, and is included in other liabilities on the balance sheets. The Company purchased life insurance on the participants. Life insurance with a cash surrender value of $1,100,000 was purchased during 2006. The cash surrender value of all insurance policies was $6,664,000 and $5,306,000 at December 31, 2006 and 2005, respectively. Income earned from the cash surrender value of life insurance totaled $258,000, $216,000 and $84,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The income is recorded as other non-interest income.

NOTE 12 – INCOME TAXES

Income tax expense (benefit) was as follows:

	2006	2005	2004
		(in thousands)	
Current	$ 6,779	$ 3,850	$ 3,123
Deferred	(129)	(1,649)	(364)
	$ 6,908	$ 2,201	$ 2,759

Effective tax rates differ from federal statutory rate of 35% in 2006 and 34% in 2005 and 2004 applied to income before income taxes due to the following.

	2006	2005	2004
		(in thousands)	
Federal statutory rate times financial statement income	$ 7,436	$ 6,164	$ 4,945
Effect of:			
Tax-exempt income	(224)	(131)	(115)
Non taxable life insurance income	(96)	(73)	(29)
Tax expense not incurred under provisions of subchapter S status	—	(2,351)	(2,064)
Reinstatement of deferred tax assets and liabilities	—	(1,472)	—
Federal tax credits	(38)	—	—
Other, net	(170)	64	22
Total	$ 6,908	$ 2,201	$ 2,759

Year-end deferred tax assets and liabilities were due to the following.

	2006	2005
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 4,413	$ 4,056
Net unrealized loss on securities available for sale	—	267
Net operating loss carryforward	279	384
Amortization of non-compete agreements	163	193
Other	397	274
	5,252	5,174
Deferred tax liabilities:		
Depreciation	389	390
FHLB stock dividends	1,054	852
Purchase accounting adjustments	293	17
Net unrealized gain on securities available for sale	69	—
Other	399	402
	2,204	1,661
Net deferred tax asset	$ 3,048	$ 3,513

Effective January 1, 1999 through December 30, 2005, the Company and the former The Central Bank USA, Inc. were taxed under the provisions of Subchapter S of the Internal Revenue Code and no provision for federal income taxes was recorded. On December 31, 2005 the Subchapter S election was voluntarily terminated for these entities, and deferred tax assets and liabilities were reinstated at that time. The stockholders of the Company as of December 30, 2005 are subject to taxation on their individual interest in the combined taxable income reported by the Company and The Central Bank through December 30, 2005. The former Ascencia Bancorp, Inc., BBA Inc., and Mammoth Bancorp, Inc., as well as each of their respective subsidiaries, have historically been subject to taxation under Subchapter C of the Internal Revenue Code, and record income tax expense or benefit in accordance with SFAS 109.

NOTE 13 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2006 were as follows (in thousands):

Beginning balance	$ 4,715
New loans	534
Repayments	(3,387)
Ending balance	$ 1,862

Deposits from principal officers, directors, and their affiliates at year-end 2006 and 2005 were $7,329,000 and $5,608,000.

Our loan participation totals include participations in real estate loans purchased from and sold to two affiliate banks, The Peoples Bank, Mt. Washington and The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter and his brother, William G. Porter, each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky. J. Chester Porter, William G. Porter and our president and chief executive officer, Maria L. Bouvette, serve as directors of The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter owns an interest of 38.6% and his brother, William G. Porter, owns an interest of 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky. J. Chester Porter and Maria L. Bouvette, serve as directors of The Peoples Bank, Mount Washington. We have entered into management services agreements with each of these banks. Each agreement provides that our executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. Maria Bouvette also serves as chief financial officer of each of the banks. We receive a $4,500 monthly fee from The Peoples Bank, Taylorsville and a $2,500 a monthly fee from The Peoples Bank, Mount Washington for these services.

As of December 31, 2006, we had $4.1 million of participations in real estate loans purchased from, and $12.9 million of participations in real estate loans sold, to these affiliate banks. As of December 31, 2005, we had $8.4 million of participations in real estate loans purchased from, and $15.3 million of participations in real estate loans sold to, these affiliate banks.

NOTE 14 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual and required capital amounts (in millions) and ratios are presented below at year-end:

	Actual		Minimum Required For Capital Adequacy Purposes		To be Categorized As Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006						
Total Capital to risk-weighted assets						
Consolidated	$ 130.4	15.6%	$ 67.2	8.0%	N/A	N/A
PBI Bank	106.7	12.8	66.8	8.0	$ 83.5	10.0%
Tier 1 (Core) Capital to risk-weighted assets						
Consolidated	$ 119.9	14.3%	$ 33.6	4.0%	N/A	N/A
PBI Bank	96.3	11.6	33.4	4.0	$ 50.1	6.0%
Tier 1 Leverage Ratio						
Consolidated	$ 119.9	11.9%	$ 41.0	4.0%	N/A	N/A
PBI Bank	96.3	9.6	40.8	4.0	$ 51.0	5.0%
2005						
Total Capital to risk-weighted assets						
Consolidated	$ 93.8	12.0%	$ 62.5	8.0%	N/A	N/A
PBI Bank	97.4	12.6	62.1	8.0	$ 77.6	10.0%
Tier 1 (Core) Capital to risk-weighted assets						
Consolidated	$ 83.2	10.6%	$ 31.2	4.0%	N/A	N/A
PBI Bank	87.7	11.3	31.0	4.0	$ 46.6	6.0%
Tier 1 Leverage Ratio						
Consolidated	$ 83.2	8.6%	$ 37.8	4.0%	N/A	N/A
PBI Bank	87.7	9.3	37.6	4.0	$ 47.0	5.0%

The Company's primary source of funds to pay dividends to stockholders is the dividends it receives from the Bank. The Bank is subject to certain regulations on the amount of dividends it may declare without prior regulatory approval. Under these regulations, the amount of dividends that may be paid in any year is limited to that year's net profits, as defined, combined with the retained net profits of the preceding two years, less dividends declared during those periods. At year-end 2006, $19,844,000 of retained earnings was available to the Bank to pay dividends in future periods.

NOTE 15 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, lines of credit and letters of credit are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The Company holds instruments, in the normal course of business, with clients that are considered financial guarantees in accordance with FIN 45, Guarantor's Accounting and Disclosure Requirements and Guarantees, Including Indirect Guarantees of Indebtedness of Others. Standby letters of credit guarantees are issued in connection with agreements made by clients to counterparties. Standby letters of credit are contingent upon failure of the client to perform the terms of the underlying contract. The Company evaluates each credit request of its customers in accordance with established lending policies. Based on these evaluations and the underlying policies, the amount of required collateral (if any) is established. Collateral held varies but may include negotiable instruments, accounts receivable, inventory, property, plant and equipment, income producing properties, residential real estate, and vehicles. The Company's access to these collateral items is generally established through the maintenance of recorded liens or, in the case of negotiable instruments, possession. No liability is currently established for the standby letters of credit.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2006		2005	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(in thousands)			
Commitments to make loans	$ 7,085	$ 64,340	$ 4,050	$ 76,036
Unused lines of credit	7,330	37,516	4,499	36,459
Standby letters of credit	3,448	2,956	3,679	3,124

Commitments to make loans are generally made for periods of one year or less.

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets				
Cash and cash equivalents	$ 56,263	$ 56,263	$ 52,281	$ 52,281
Interest-bearing deposits with banks	—	—	200	200
Securities available-for-sale	95,090	95,090	103,993	103,993
Loans, net	841,535	838,022	779,754	777,022
Federal Home Loan Bank stock	8,978	8,978	8,475	8,475
Accrued interest receivable	7,678	7,678	6,239	6,239
Financial liabilities				
Deposits	$ 861,856	$ 859,136	$ 806,579	$ 805,738
Federal funds purchased and securities sold under agreements to repurchase	1,134	1,134	4,576	4,576
Notes payable	-	-	9,600	9,600
Federal Home Loan Bank advances	47,562	46,359	63,563	62,561
Junior subordinated debentures	25,000	25,000	25,000	25,000
Accrued interest payable	2,950	2,950	2,064	2,064

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, repurchase agreements, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of junior subordinated debentures is based on current rates for similar types of financing. The carrying amount is the estimated fair value for variable and subordinated debentures that reprice frequently. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which is not material.

NOTE 17 – BUSINESS COMBINATION

Associates Mortgage Group

On January 6, 2006, the Company completed the acquisition of the assets of Associates Mortgage Group, a mortgage banking operation and related title services company located in Louisville, Kentucky for $250,000 in cash, plus potential future cash payments as discussed below. The purchase price was allocated to the assets and liabilities acquired, then to goodwill. Under the terms of the Asset Purchase Agreement, the Company has agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with Statement of Financial Accounting Standard No. 141, Business Combinations, the Company will not accrue contingent consideration obligations prior to attainment of the objectives. Maximum potential future consideration pursuant to such arrangement, to be resolved over the following two years, is $350,000. Any such payments would result in an increase in goodwill. No such payments were made during 2006.

Citizens Financial Acquisition:

On January 31, 2005, the Company acquired 100% of the outstanding shares of Citizens Financial Bank. Operating results of Citizens Financial Bank are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, the Company expects to further solidify its market share in the Glasgow, Kentucky market, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale.

The aggregate purchase price was $4,121,000, paid in cash. The purchase price resulted in approximately $974,000 in goodwill, and $189,000 in core deposit intangibles. The intangible assets will be amortized over 10 years, using a straight-line method. Goodwill will not be amortized but instead evaluated periodically for impairment.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

	(in thousands)
Securities available for sale	$ 5,622
Loans, net	26,944
Goodwill	974
Core deposit intangibles	189
Other assets	4,215
Total assets acquired	37,944
Deposits	(31,138)
Other liabilities	(2,685)
Total liabilities assumed	(33,823)
Net assets acquired	$ 4,121

Acquisition of Minority Interest:

On December 31, 2005, the Company acquired 1,715,000 shares (or 33%) of Ascencia Bancorp, Inc. which was owned by 150 shareholders. The aggregate purchase price of $17.2 million consisted of $5.3 million in cash and 464,223 shares of Company convertible non-voting common stock. The purchase price resulted in approximately $8.1 million in goodwill. An independent financial advisor issued a fairness opinion that the terms of the Ascencia Bancorp, Inc. transaction were fair to the Ascencia shareholders from a financial perspective.

Goodwill will not be amortized but instead evaluated periodically for impairment. Additionally, all other assets and liabilities were recorded and adjusted to their approximate fair values.

As a result of the transaction, the Company acquired 100% ownership of Ascencia, the wholly owned subsidiary bank of Ascencia Bancorp, Inc. On December 31, 2005, Ascencia merged with PBI Bank, formerly The Central Bank USA.

NOTE 18 – MERGER OF ENTITIES UNDER COMMON CONTROL

On December 31, 2005, the Company merged the remaining interests in BBA, Inc. and Mammoth Bancorp, Inc. into Porter Bancorp, Inc. As a result, the Company owned 100% in Bullitt and Brownsville, the wholly owned subsidiary banks of BBA and Mammoth, respectively. On December 31, 2005, both Bullitt and Brownsville merged with PBI Bank, formerly The Central Bank USA. The Company acquired 75% of BBA, Inc. which was owned by William G. Porter Revocable Trust (Trust), a trust of the brother of the chairman of the Company, owning 20,384 shares or 41%; J. Chester Porter (Mr. Porter), the chairman and a majority stockholder of the Company owning 14,082 shares or 28%; and Maria L. Bouvette (Ms. Bouvette), the president and a majority stockholder of the Company owning 3,198 shares or 6%. Mr. Porter, Ms. Bouvette, and the Trust are a controlled group for accounting purposes. The Company issued 868,224 shares of convertible non-voting common stock to all three shareholders and a $6.5 million note payable to the Trust in exchange for their respective interests. The transaction was accounted for as a transfer between entities under common control and recorded at its historical cost. The note payable of $6.5 million was recorded as a reduction of retained earnings.

The Company acquired 325 shares (or 33%) of Mammoth Bancorp, Inc. which was owned by William G. Porter Revocable Trust. While the aggregate purchase price of Mammoth was a $3 million note payable, the transaction was accounted for as a transfer between entities under common control and was recorded at its historical cost. The note payable of $3 million was recorded as a reduction of retained earnings.

NOTE 19 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2006	2005	2004
	(in thousands, except share and per share data)		
Basic			
Net income	$ 14,339	$ 14,615	$ 10,887
Weighted average voting and convertible non-voting common shares outstanding	6,678,337	5,869,496	5,868,224
Basic earnings per common share	$ 2.15	$ 2.49	$ 1.86
Diluted			
Weighted average voting and convertible non-voting common shares outstanding	6,678,337	5,869,496	5,868,224
Add: dilutive effects of assumed exercises of stock options and unvested shares	—	—	—
Average shares and potential common shares	6,678,337	5,869,496	5,868,224
Diluted earnings per common share	$ 2.15	$ 2.49	$ 1.86

Unvested shares of common stock of 40,000 for 2006 and stock options for 251,820 shares of common stock for 2006, and 194,004 shares of common stock for 2005 and 2004, were not considered in computing diluted earnings per common share because they were anti-dilutive.

NOTE 20 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2006	2005	2004
		(in thousands)	
Unrealized holding gains (losses) on available-for-sale securities	$ 1,040	$ (1,982)	$ (526)
Reclassification adjustment for gains (losses) realized in income	(50)	(19)	(98)
Net unrealized gains (losses)	990	(1,963)	(428)
Tax effect	(336)	521	182
Net-of-tax amount	$ 654	$ (1,442)	$ (246)

NOTE 21 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Porter Bancorp Inc. is presented as follows:

CONDENSED BALANCE SHEETS

December 31,

	2006	2005
	(in thousands)	
ASSETS		
Cash and cash equivalents	$ 19,961	$ 6,346
Securities available-for-sale	4,160	3,826
Investment in banking subsidiaries	108,340	99,471
Investment in and advances to other subsidiaries	778	777
Other assets	2,731	2,395
Total assets	$ 135,970	$ 112,815
LIABILITIES AND SHAREHOLDERS' EQUITY		
Debt	$ 25,775	$ 35,375
Accrued expenses and other liabilities	1,849	5,564
Shareholders' equity	108,346	71,876
Total liabilities and shareholders' equity	$ 135,970	$ 112,815

CONDENSED STATEMENTS OF INCOME

Years ended December 31,

	2006	2005	2004
		(in thousands)	
Interest income	$ 452	$ 310	$ 641
Dividends from subsidiaries	8,066	9,604	6,648
Other income	1,431	1,190	1,191
Interest expense	(2,614)	(878)	(568)
Other expense	(2,636)	(2,032)	(1,716)
Income before income tax and undistributed subsidiary income	4,699	8,194	6,196
Income tax expense (benefit)	(1,131)	(197)	—
Equity in undistributed subsidiary income	8,509	6,224	4,691
Net income	$ 14,339	$ 14,615	$ 10,887

Condensed Statements of Cash Flows

Years ended December 31,

	2006	2005	2004
		(in thousands)	
Cash flows from operating activities			
Net income	$ 14,339	$ 14,615	$ 10,887
Adjustments:			
Equity in undistributed subsidiary income	(8,509)	(6,224)	(4,691)
Change in other assets	(849)	(709)	(235)
Change in other liabilities	(3,715)	167	19
Other	491	70	(5)
Net cash from operating activities	1,757	7,919	5,975
Cash flows from investing activities			
Investments in subsidiaries	—	(11,300)	(3,248)
Purchase of securities	(47)	(236)	(1,443)
Sales of securities	185	453	1,462
Other	—	5,289	(3,002)
Net cash from investing activities	138	(5,794)	(6,231)
Cash flows from financing activities			
Proceeds of borrowings	—	12,372	8,248
Repayment of borrowings	(9,600)	—	—
Proceeds from sale of common stock, net	26,660	—	—
Dividends paid	(5,340)	(9,855)	(6,656)
Net cash from financing activities	11,720	2,517	1,592
Net change in cash and cash equivalents	13,615	4,642	1,336
Beginning cash and cash equivalents	6,346	1,704	368
Ending cash and cash equivalents	$ 19,961	$ 6,346	$ 1,704

NOTE 22 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share	
				Basic	Diluted
	(in thousands, except per share data)				
2006					
First quarter	$ 16,987	$ 9,044	$ 3,403	$ .54	$ .54
Second quarter	17,947	9,410	3,430	.54	.54
Third quarter	18,564	9,279	3,809	.59	.59
Fourth quarter	19,365	9,508	3,697	.48	.48
2005					
First quarter	$ 13,983	$ 8,482	$ 3,321	$ .57	$ .57
Second quarter	15,031	8,862	3,539	.60	.60
Third quarter	15,903	9,240	3,704	.63	.63
Fourth quarter	17,137	9,805	4,051	.69	.69

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the
Board of Directors and Shareholders
Porter Bancorp, Inc.
Louisville, Kentucky

We have audited the accompanying balance sheets of Porter Bancorp, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Porter Bancorp, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Louisville, Kentucky
March 16, 2007

Directors and Officers

Directors

J. Chester Porter,
Chairman of the Board and General Counsel

Maria L. Bouvette,
President and Chief Executive Officer

David L. Hawkins,
Farmer and Private Investor

W. Glenn Hogan,
Founder, President and Chief Executive Officer of Hogan Real Estate,
A full service commercial real estate development company

Michael E. Miller,
Partner and Chief Financial Officer of The Poe Companies,
A commercial real estate development company

Sidney L. Monroe,
Retired Certified Public Accountant

Stephen A. Williams,
President and Chief Executive Officer of Norton Healthcare,
A not-for-profit integrated healthcare delivery organization

Executive Officers

J. Chester Porter,
Chairman of the Board and General Counsel

Maria L. Bouvette,
President and Chief Executive Officer

David B. Pierce,
Chief Financial Officer

Corporate Information

Corporate Offices
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223
502-499-4800

Stock Information
The common stock of Porter Bancorp, Inc. is traded on the NASDAQ Global Market under the symbol PBIB.

Independent Auditors
Crowe Chizek and Company LLC
Louisville, KY

Registrar and Transfer Agent
American Stock Transfer
6201 15th Avenue
Brooklyn, NY 11219

Shareholder Inquiries
Inquiries regarding stock transfers, lost certificates, or address changes should be directed to the registrar and transfer agent at the address above.

Availability of 10-K Report
The Company has filed Form 10-K with the Securities and Exchange Commission for the year ended December 31, 2006. A copy of the report is available to shareholders free of charge upon written request to:

C. Bradford Harris
Corporate General Counsel
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223


PBIB
Porter Bancorp, Inc.

2500 Eastpoint Pkwy.
Louisville, KY 40223
Phone: 502-499-4800

END